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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ASA HOLDINGS, INC.
                           (Name of Subject Company)

                               ASA HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.10
                         (Title of Class of Securities)

                                  04338Q 10 7
                     (CUSIP Number of Class of Securities)

                               George F. Pickett
               Chairman of the Board and Chief Executive Officer
                               ASA Holdings, Inc.
                    100 Hartsfield Centre Parkway, Suite 800
                             Atlanta, Georgia 30354
                                 (404) 766-1400
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                        Benjamin F. Stapleton III, Esq.
                             John Evangelakos, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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

Item 1. Security and Subject Company.

  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is ASA Holdings, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 100 Hartsfield Centre Parkway, Suite 800, Atlanta, Georgia 30354. The class of equity securities to which this statement relates is the Common Stock, par value $0.10 per share (the "Shares"). The Shares are traded on NASDAQ under the symbol "ASAI".

Item 2. Tender Offer of the Bidder.

  This Schedule 14D-9 relates to a tender offer by Delta Sub, Inc. a Georgia corporation ("Purchaser") and wholly-owned indirect subsidiary of Delta Air Lines, Inc. a Delaware corporation ("Delta") and Delta Air Lines Holdings, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Delta ("Delta Holdings"), to purchase all of the outstanding Shares not owned by Delta or its affiliates (the "Public Shares"). The offer is being made at a price of $34.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together, with any amendments or supplements thereto, constitute the "Offer"). According to the Offer to Purchase, immediately prior to making the Offer, Delta beneficially owned approximately 28% of the outstanding Shares.

  Delta, Purchaser and Delta Holdings filed a Rule 13e-3 Transaction Statement and a related Tender Offer Statement on Schedule 14D-1 on February 22, 1999. Purchaser is making the Offer for the purpose of acquiring that number of Shares (the "Minimum Number") which, together with the Shares already owned by Delta or its affiliates, would constitute at least a majority of the outstanding Shares on a fully diluted basis. The consummation of the Offer is conditioned on, among other things, at least the Minimum Number of Shares being validly tendered and not withdrawn in the Offer.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 15, 1999 (the "Merger Agreement"), among the Company, Delta and Purchaser. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, following the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, Purchaser will cease to exist and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned indirect subsidiary of Delta.

  At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock or owned by Delta or any of its subsidiaries or Shares as to which dissenters' rights have been exercised under the Georgia Business Corporation Code ("Excluded Shares")) will be converted automatically into the right to receive $34.00 in cash, without interest.

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required under the Georgia Business Corporation Code, the adoption of the Merger Agreement by the affirmative vote of the shareholders of the Company holding a majority of the outstanding Shares. The Company has agreed to convene a special meeting of its shareholders as promptly as practicable for such purpose. If such meeting is held subsequent to the consummation of the Offer and if Purchaser has acquired (pursuant to the Offer or otherwise) a majority of the outstanding Shares, the Purchaser will have sufficient voting power to adopt the Merger Agreement without the vote of any other shareholder.

  The Merger Agreement is summarized in the Offer to Purchase under the caption "SPECIAL FACTORS--Merger Agreement" and the Merger Agreement is also filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

  The address of the principal executive offices of Purchaser, Delta and Delta Holdings, as set forth in the Offer to Purchase, is Hartsfield Atlanta International Airport, 1030 Delta Boulevard, Atlanta, Georgia 30320.

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

Item 3. Identity and Background.

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements, or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Stock Option/SAR Grants and Related Information", "Supplemental Executive Retirement Plan", "Employment Contracts, Termination of Employment and Change-In-Control" and "Proposal to Approve the ASA Holdings, Inc. 1998 Nonqualified Stock Option Plan For Non-Employee Directors" in the Company's Proxy Statement for the Annual Meeting of Shareholders held on May 21, 1998 (the "Proxy Statement"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit 1 hereto and the portions of such Proxy Statement referred to above are incorporated herein by reference.

 Commercial Arrangements Between Delta and the Company

  The information contained under the captions "INTRODUCTION" and "SPECIAL FACTORS--Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

 Marketing and Code Sharing Arrangements Between the Company and Delta

  The Company has operated from a hub in Atlanta since 1984 and a hub in Dallas/Fort Worth since late 1986 as a "Delta Connection" carrier pursuant to a marketing agreement with Delta (the "Delta Connection Agreement"). The Delta Connection Agreement was originally entered into on August 6, 1984 and was restated or amended several times subsequently. The Delta Connection Agreement was originally terminable by either party upon 180 days' advance written notice, however, since December 31, 1994, the Delta Connection Agreement has been terminable by either party thereto on 30 days' prior written notice.

  Under the Delta Connection program, all of the Company's flights are promoted as part of the Delta route network in computer systems used by travel agents and in advertising and published timetables, and all Company flights carry the Delta designator code. Company flights are sold on Delta ticket stock, and all revenue from Company ticket sales by travel agents are remitted to Delta. Delta handles the Company's reservations calls. Customer payments for tickets purchased from agents or at Delta city ticket offices for the Company's flights are remitted to Delta. The Company and Delta split revenues (less cost of sales) in accordance with an agreed-upon revenue proration arrangement. Under this arrangement, the Company is paid all revenue (less agreed expenses) for tickets sold to passengers not connecting to a Delta-operated flight (i.e. local traffic). Revenue for passengers traveling on a ticket with a Company flight connecting to a Delta-operated flight are prorated between Delta and the Company using a proration methodology that considers the mileage of the flight segments flown and the relative cost of the service provided, minus the cost of sales, with adjustments made for international tickets.

  The foregoing description of the Delta Connection Agreement does not purport to be complete and is qualified in its entirety by reference to the Delta Connection Agreement, as amended, which is filed as Exhibit 6 hereto and is incorporated herein by reference.

 Delta Ownership of Shares; Stock Agreement

  On June 19, 1986, Delta purchased from Atlantic Southeast Airlines, Inc. 2,665,000 Shares pursuant to a stock purchase agreement dated May 28, 1986 (the "Original Stock Agreement") between the two companies. After giving effect to the issuance of these Shares, Delta's investment represented approximately 20% of the then outstanding number of Shares. On December 27, 1989, in connection with a corporate reorganization, Delta assigned and transferred to Delta Holdings all of the Shares then owned by Delta. On March 17, 1997, following the Company's 1996 reorganization, the Company, Atlantic Southeast Airlines, Inc., Delta and Delta Holdings, entered into an amended agreement (the "Stock Agreement"), containing terms and conditions which are substantially the same as those contained in the Original Stock Agreement.


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

  Pursuant to the Stock Agreement, for so long as Delta beneficially owns at least 10% of the outstanding Shares, either Delta or Delta Holdings has the right to cause the Company (i) to include in its slate of nominees for election to the Company's Board of Directors (the "Board of Directors" or the "Board") at least two designees of Delta or Delta Holdings who are reasonably acceptable to the Company, and (ii) to use its reasonable best efforts to assure that these individuals are elected to the Board. As described in greater detail in the Offer to Purchase, Delta's only designee to the Board resigned from that position effective March 31, 1997, and since that time, notwithstanding its right under the Stock Agreement to nominate two designees for election to the Board, neither Delta nor any of its affiliates have nominated any designees to, or had any representatives on, the Board. The Stock Agreement also grants Delta and Delta Holdings certain demand and piggyback registration rights and pre-emptive rights, and grants the Company a right of first refusal in respect of certain sales by Delta or Delta Holdings of Shares to persons pursuant to a demand registration or in a private sale.

  The foregoing description of the Stock Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Agreement which is filed as Exhibit 14 hereto and is incorporated herein by reference.

 Confidentiality Agreement

  On February 9, 1999, Delta and the Company entered in a confidentiality agreement (the "Confidentiality Agreement"), under which the Company agreed to provide certain confidential information relating to its operations to Delta. Pursuant to the Confidentiality Agreement, Delta agreed that Delta and its representatives would hold non-public information received from the Company under the Confidentiality Agreement in confidence, except to the extent that disclosure is legally mandated or compelled by any court, tribunal or governmental authority. The Confidentiality Agreement does not limit Delta's use of any information which (i) was previously known by Delta or its representatives, (ii) was independently developed by Delta or its representatives, (iii) was acquired by Delta or its representatives from a third party which is not obligated not to disclose such information or (iv) which is or becomes publicly available through no breach by Delta of its obligations under the Confidentiality Agreement. A copy of the Confidentiality Agreement is filed as Exhibit 19 hereto and is incorporated herein by reference, and the foregoing summary of the Confidentiality Agreement is qualified in its entirety by such reference.

 Agreements and Arrangements with Executive Officers and Directors of the Company

  The Company has entered into certain employment agreements, termination of employment and change in control arrangements with its executive officers, directors and affiliates, as described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached to this Schedule 14D-9 as Schedule I and is incorporated herein by reference.

 Employment and Consulting Agreements

  On February 15, 1999, the Company and Messrs. George F. Pickett and John W. Beiser (each an "Executive") agreed pursuant to certain memorandum agreements (each a "Memorandum Agreement") with the Company to negotiate in good faith to enter into formal written employment and consulting agreements incorporating the terms described below, with the intention that such employment and consulting agreements will be executed prior to the Closing.

  Pursuant to the terms of the Memorandum Agreements, Mr. Pickett is to serve as Chief Executive Officer of the Company and Mr. Beiser is to serve as President and Secretary of the Company from February 15, 1999 until the Effective Time or such shorter period as provided by Memorandum Agreements (the "Employment Term") and each is to serve as a non-employee consultant of the Company from the Effective Time until the 180th day following the Effective Time or such shorter period as provided by the Memorandum Agreements (the "Consulting Term"). During the Employment Term and the Consulting Term, the Company is to pay Messrs. Pickett and Beiser base salaries at the rate in effect as of February 15, 1999 and each is to continue to earn an annual bonus entitlement equal to 40% of his respective base salary on the same terms that currently apply to such officer under the Company's annual bonus plan. As of the 180th day following the Effective Time, the Company shall pay to Mr. Pickett and to Mr. Beiser a lump sum payment of $427,267 and $416,896, respectively, (provided, however, that such payment is subject to a reduction, if necessary, if it would be treated as an "excess parachute payment" under Section 280G of the Internal Revenue Code, as amended (the "Code")), as consideration for each officer's agreement to render services and honor the non-competition covenant in the Memorandum Agreements. Pursuant to terms of the Memorandum Agreements, from February 15, 1999 until the second anniversary of the Effective Time, neither Mr. Pickett nor Mr. Beiser may (i) directly or indirectly provide management or executive services to any person or entity operating a commuter airline using planes with a capacity of less than 70 seats in any market in which the Company currently operates or (ii) solicit or hire any employee of the Company to perform a service on behalf of a competitor similar to any service performed by such employee on behalf of the Company. If the Executive's employment or consulting services are terminated without Cause or because of death or disability during the Employment Term or Consulting Term, the Executive will receive accrued salary, a prorata bonus and the Special Payment. "Cause" and "Special Payment" are defined as set forth in the Memorandum Agreements.

  The foregoing description of the Memorandum Agreements for Messrs. Pickett and Beiser does not purport to be complete and is qualified in its entirety by reference to the Memorandum Agreements which are filed as Exhibits 7 and 8 hereto, respectively, and are incorporated herein by reference.

 Special Severance Plan

  On February 15, 1999, the Company adopted the ASA Holdings, Inc. Special Severance Plan (the "Severance Plan"). Generally, the Severance Plan provides that if the Company terminates the employment of an eligible executive (which includes certain senior officers other than Mr. Pickett and Mr. Beiser) without "Cause" or the executive terminates for "Good Reason" within two years of a "Change in Control," the executive will receive an amount in cash equal to either 18 or 24 months of the executive's highest annual rate of base salary in effect during the twelve-month period immediately prior to termination, subject to a reduction, if necessary, if the payments thereunder would be treated as "excess parachute payments" under Section 280G of the Code. In addition, the executive will also receive continued coverage under the Company's medical, dental and life insurance plans for the same number of months. In the event the executive cannot continue to participate in such plans, the Company will otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted. "Cause," "Good Reason" and "Change in Control" are defined as set forth in the Severance Plan. The consummation of the Offer will constitute a Change in Control under the Severance Plan.

  The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the Special Severance Plan which is filed as Exhibit 9 hereto and is incorporated herein by reference.

 Retention Agreements

  The Company intends to enter into retention agreements (each a "Form of Retention Agreement") with each of Ronald V. Sapp and Edward J. Paquette. Mr. Sapp's Form of Retention Agreement provides that if Mr. Sapp is still employed with the Company on the six month anniversary of the closing of the Offer, Mr. Sapp will receive a lump sum amount equal to approximately three times the annual base salary payable to Mr. Sapp for the 1999 calendar year (provided, however, that such payment is subject to a reduction, if necessary, if it would be treated as an "excess parachute payment" under Section 280G of the
Code). Mr. Paquette's Form of Retention Agreement provides that if Mr. Paquette is still employed with the Company on the six month anniversary of the closing of the Offer, Mr. Paquette will receive a lump sum amount equal to the annual base salary payable to him for the 1999 calendar year. The Form of Retention Agreement also provides that each respective employee will receive such amount if the Company terminates the employee's employment without "Cause" or the employee terminates for "Good Reason" prior to the six month anniversary of the closing of the Offer. "Cause" and "Good Reason" are defined as set forth in the Form of Retention Agreement.

  The foregoing description of the Form of Retention Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Retention Agreement for Messrs. Sapp and Paquette which are filed as Exhibits 10 and 11 hereto respectively and are incorporated herein by reference.

 Amendment to the 1997 Nonqualified Stock Option Plan

  The Company has amended the ASA Holdings, Inc. 1997 Nonqualified Stock Option Plan (the "1997 Plan") to provide that in the event of a Change in Control, all options granted under the 1997 Plan will become fully vested and immediately exercisable. "Change in Control" is defined as set forth in the amendment to the 1997 Plan. Consummation of the Offer will constitute a Change in Control under the 1997 Plan. The foregoing description of the 1997 Plan does not purport to be complete and is qualified in its entirety by reference to the 1997 Plan and the amendment to the 1997 Plan which are filed as Exhibit 12 hereto and are incorporated herein by reference.

 Executive Deferred Compensation Plan

  Pursuant to the Atlantic Southeast Airlines, Inc. Executive Deferred Compensation (Retirement) Plan, as amended on February 15, 1999 (the "Deferred Plan"), each month the Employer (defined as either the Company or Atlantic Southeast Airlines, Inc.) contributes an amount equal to 15% of the compensation of a Class A participant (senior executive officer designated by the Board) and 10% of the compensation of a Class B participant (officer designated by the Board), to a fund established to receive and invest such contributions. No employee contributions are allowed. Employees may direct the investment of their accounts. If a participant's employment is terminated without Cause or if the participant terminates employment for Good Reason within two years after a Change in Control, the participant will have a nonforfeitable vested interest in all benefits accrued under the terms of the Deferred Plan. "Change in Control," "Cause" and "Good Reason" are defined as set forth in the Deferred Plan.

  The foregoing description of the Deferred Plan does not purport to be complete and is qualified in its entirety by reference to the Executive Deferred Compensation (Retirement) Plan which is filed as Exhibit 13 hereto and is incorporated herein by reference.

 Supplemental Executive Retirement Plan

  The Company's Supplemental Executive Retirement Plan (the "SERP") is described under the heading "Supplemental Executive Retirement Plan" in the Proxy Statement. A copy of the relevant portion of the Proxy Statement is filed as Exhibit 1 hereto and such portion of the Proxy Statement is incorporated herein by reference. On February 15, 1999, the SERP was amended to change the "Change in Control" definition to have the same meaning as in the Deferred Plan. The foregoing description of the amendment to the SERP does not purport to be complete and is qualified in its entirety by reference to the Second Amendment to the SERP which is filed as Exhibit 20 hereto and is incorporated herein by reference.

 Indemnity Agreement of Executive Officer

  On February 15, 1999, the Board of Directors authorized the Company to enter into an Indemnity Agreement (each an "Indemnity Agreement of Executive Officer") with each of six of its executive officers, including George F. Pickett, John W. Beiser, Edward J. Paquette, Ronald V. Sapp, R. Mark Bole and Renee Skinner. The Indemnity Agreement of Executive Officer provides the Indemnitee with specific contractual assurance that indemnification protection provided under the Company's Bylaws will be available to Indemnitee regardless of, among other things, any amendment to or revocation of the Company's Articles or Bylaws or a Change in Control of the Company. The Indemnity Agreement of Executive Officer further provides that the Company has purchased and maintains directors' and officers' insurance consisting of a primary policy providing $15 million in aggregate coverage and a supplemental policy providing $15 million in aggregate coverage, and that the Company will maintain such insurance coverage for so long as Indemnitee shall continue to serve as an executive officer of the Company or thereafter shall be subject to any possible Claim or threatened, pending or completed litigation. "Indemnitee" and "Change in Control" are defined as set forth in the form of Indemnity Agreement of Executive Officer.

 Indemnity Agreement of Director

  On February 15, 1999, the Board of Directors authorized the Company to enter into an Indemnity Agreement (each an "Indemnity Agreement of Director") with each of its directors, which include George F. Pickett, John W. Beiser, Jean
A. Mori, Parker H. Petit, Alan M. Voorhees, Ralph M. Voorhees and George Berry. The terms of the Indemnity Agreement of Director are substantially similar to the terms of the Indemnity Agreement of Executive Officer described above.

  The foregoing descriptions of the Indemnity Agreement of Executive Officer and the Indemnity Agreement of Director do not purport to be complete and are qualified in their entirety by reference to the forms of the Indemnity Agreement of Executive Officer and the Indemnity Agreement of Director which are filed as Exhibits 15 and 16 hereto, respectively, and are incorporated herein by reference.

 Amended and Restated Founding Officer Agreement

  The Company, Atlantic Southeast Airlines, Inc. and George F. Pickett and John W. Beiser, respectively, are parties to Amended and Restated Founding Officer Agreements, each dated April 16, 1997, as further amended on February 15, 1999, pursuant to which in the event Mr. Pickett or Mr. Beiser, as the case may be, ceases to be an employee of the Company within two years after a Change in Control, the Company and Atlantic Southeast Airlines, Inc. will pay Mr. Pickett or Mr. Beiser, as applicable, the lesser of (i) two times gross compensation accrued in the last twelve months or (ii) the maximum amount which may be paid to Mr. Pickett or Mr. Beiser, as applicable, which is deductible to the Company under Section 280G of the Internal Revenue Code. "Change in Control" is defined as set forth in the Amended and Restated Founding Officer Agreement.

  The foregoing description of the Amended and Restated Founding Officer Agreements does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Founding Officer Agreements for Mr. Pickett and Mr. Beiser which are filed as Exhibits 17 and 18 hereto, respectively, and are incorporated herein by reference.

 Certain Travel Benefits

  On February 15, 1999, in recognition of Mr. Pickett's and Mr. Beiser's founding the Company and of their service to the Company, the Board granted lifetime travel privileges to Mr. Pickett and his wife and to Mr. Beiser, his wife and Mr. Beiser's dependent children, respectively, on all Atlantic Southeast Airlines flights.

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

 Stock Options

  On January 26, 1999 the Board granted to certain executives options to purchase Shares under the Company's 1997 Plan as follows:

                                                            Outstanding
                                                            Options at  Exercise
  Name                                                      Grant Date   Price
  ----                                                      ----------- --------
George F. Pickett..........................................   102,000    30.25
John W. Beiser.............................................   102,000    30.25
Ronald V. Sapp.............................................    40,000    30.25
Edward J. Paquette.........................................    40,000    30.25
Samuel J. Watts............................................    21,000    30.25
John P. McBryan............................................    10,000    30.25
Charles J. Thibaudeau......................................    24,000    30.25
John A. Bedson.............................................    22,000    30.25
Mark W. Fischer............................................    10,000    30.25
Renee H. Skinner...........................................    14,000    30.25
R. Mark Bole...............................................    16,000    30.25
W. Grant Nichols...........................................    13,000    30.25
James J. Cerniglia.........................................    20,000    30.25

  On May 21, 1998 the Board granted to certain non-employee directors options to purchase Shares under the Company's 1998 Nonqualified Stock Option Plan for Non-Employee Directors as follows:

                                                            Outstanding
                                                            Options at  Exercise
  Name                                                      Grant Date   Price
  ----                                                      ----------- --------
Alan M. Voorhees...........................................    2,500     37.031
Ralph W. Voorhees..........................................    2,500     37.031
Parker H. Petit............................................    2,500     37.031
Jean A. Mori...............................................    2,500     37.031
George Berry...............................................    2,500     37.031

  On January 15, 1999 the Board granted to certain non-employee directors options to purchase Shares under the Company's 1998 Nonqualified Stock Option Plan for Non-Employee Directors as follows:

                                                            Outstanding
                                                            Options at  Exercise
  Name                                                      Grant Date   Price
  ----                                                      ----------- --------
Alan M. Voorhees...........................................    2,500     30.313
Ralph W. Voorhees..........................................    2,500     30.313
Parker H. Petit............................................    2,500     30.313
Jean A. Mori...............................................    2,500     30.313
George Berry...............................................    2,500     30.313

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

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors.

  AT A MEETING OF THE BOARD OF DIRECTORS ON FEBRUARY 15, 1999, THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS (OTHER THAN DELTA AND ITS AFFILIATES). THE BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT.

  The Offer is scheduled to expire at 12:00 midnight, New York City time, on March 19, 1999, unless Purchaser extends the period of time for which the Offer is open. A copy of a letter to the Company's shareholders communicating the Board's recommendation has been filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference.

  (b) Background; Reasons for the Recommendation of the Board of Directors.

  Since December 31, 1994, the date on which the Delta Connection Agreement became terminable on 30 days' notice by either party, Delta and the Company have had various discussions about aspects of their marketing alliance, and from time to time have had discussions regarding the renewal of the Delta Connection Agreement. In March 1995, Delta forwarded drafts of proposed renewal agreements to each of its connection carriers, including the Company. The draft agreement forwarded to the Company proposed increases and other changes to a number of the fees charged by Delta to the Company under the Delta Connection Agreement. While the Company did not accept this draft agreement, Delta and the Company subsequently agreed to certain increases in fees associated with marketing-related activities.

  In the spring of 1997, Delta began to reassess its connection carrier strategy generally. On March 31, 1997, Delta decided to remove its one remaining designee from the Board. Delta also withdrew its designees from all of the other connection carriers on which it had the right to board representation. Delta's decision to withdraw its designees from the boards of the Company and Delta's other connection carriers was motivated by Delta's intention to seek modification of the terms of its marketing and other arrangements with each such carrier, and its desire to minimize the potential for, or the perception of, any conflict of interest between Delta and such connection carriers that could otherwise arise in such a context. Since March 31, 1997, notwithstanding its right under the Stock Agreement to nominate two designees for election to the Board, neither Delta nor any of its affiliates have nominated any designees to, or had any representatives on, the Board. In June 1997, Delta representatives met with representatives from its various connection carriers, including the Company, to inform them that Delta intended to seek modifications to their respective marketing arrangements.

  On September 25, 1997, Bryan LaBrecque, Director of Connection Carriers of Delta, wrote to John W. Beiser, President of the Company, with a proposal to revise the companies' arrangements to permit Delta to recover certain of its costs relating to the Company's operations, and to introduce a royalty fee for the Company's use of the Delta designator code. In subsequent meetings between Messrs. LaBrecque and Beiser, Mr. Beiser expressed his dissatisfaction with these proposals and stated that, on the basis of the revised cost structure proposed by Delta, it would be uneconomical for the Company to continue providing service at Delta's Dallas / Fort Worth hub. On November 10, 1997, at the Company's request, Delta withdrew its proposal, pending further discussions.

  In late 1997, Delta raised with the Company certain concerns about various customer service issues. These customer service issues were, in part, attributable to significant attrition among the Company's mechanics and the difficulties associated with negotiating a new collective bargaining agreement with the Company's pilots union. Discussions were held throughout the spring of 1998 between the Company and Delta regarding various customer service issues. On July 21, 1998, Maurice
W. Worth, Chief Operating Officer of Delta, met with Mr. Beiser to discuss Delta's concerns about the Company's service. Mr. Worth informed Mr. Beiser that if service did not improve significantly within the next 45 days, Delta would need to reevaluate its alternatives for Delta connection service on certain routes. On July 27, 1998, Mr. Worth and Leo F. Mullin, President and Chief Executive Officer of Delta, met with Mr. Beiser and George F. Pickett, Chairman and Chief Executive Officer of the Company, to continue discussions regarding the need for improvements in the Company's service. On September 8, 1998, Mr. Worth wrote to Mr. Beiser, acknowledging the Company's significant progress in addressing its service problems and noting that Delta looked forward to continued improvement by the Company.

  In July and September 1998, the Company's management indicated to Delta that they were interested in expanding the Company's connecting operations into several new markets. Although Delta noted that the Company had been making progress in improving customer service levels, Delta nonetheless rejected expansion into these new markets in large part on the basis of its continued concerns over the Company's service. During regular meetings between Delta and the Company's representatives over the course of the fourth quarter of 1998, Delta noted the Company's progress in addressing certain service issues, but also continued to express concern about a number of other service issues.

  On January 18, 1999, Mr. LaBrecque wrote to Mr. Beiser, reiterating Delta's concerns about the Company's customer service and the appropriate sharing of costs between the two carriers, as well as certain other issues. On January 20, 1999, Mr. Worth met with Messrs. Beiser and Pickett to discuss the subjects covered in Mr. LaBrecque's January 18 letter. At that meeting, Mr. Worth repeated Delta's concerns about the Company's customer service. He said that, as a result, Delta was considering providing another Delta Connection carrier with code sharing opportunities on certain Atlanta routes. He also stated that Delta considered the existing revenue allocation arrangement between Delta and the Company to be inequitable to Delta, and believed that it needed revisiting. Messrs. Pickett and Beiser acknowledged that the Company had experienced service problems in the first half of 1998, but reminded Mr. Worth of the significant progress that the Company had made since agreeing to a new collective bargaining agreement with its pilots union in July 1998. Mr. Worth acknowledged this, but noted that there were still significant ongoing service concerns that needed to be addressed. The parties agreed to meet in the near future to further discuss these matters and to establish a more specific agenda for renegotiating the companies' commercial arrangements.

  On January 25, 1999, Mr. Beiser called Mr. Worth to ask whether Delta was still considering bringing another Delta Connection carrier into the Atlanta market. Mr. Worth replied that no decision had yet been made on that issue. Later that day, the Company delivered to Delta Mr. Beiser's written response to Mr. LaBrecque's January 18 letter. In his response, Mr. Beiser clarified the Company's position with respect to the concerns identified by Mr. LaBrecque, in particular by stressing the significant improvements in service achieved by the Company in the second half of 1998. Mr. Beiser reiterated the Company's desire to meet with Delta to work out satisfactory solutions to all issues. He also requested an immediate meeting with Mr. Mullin or Frederick W. Reid, Executive Vice President and Chief Marketing Officer of Delta. Upon receipt of this letter, Mr. Mullin promptly called Mr. Pickett and suggested that they meet on January 28.

  On January 28, 1999, Mr. Mullin met with Mr. Pickett pursuant to the request in Mr. Beiser's January 25 letter. Mr. Mullin assured Mr. Pickett that Delta had made no decision to bring any other Delta Connection carrier into the Atlanta market. However, he reiterated the concerns raised in Mr. LaBrecque's letter, and Delta's desire to change the revenue allocation between Delta and the Company. He stated that it was important to Delta that these issues be addressed promptly. Mr. Pickett expressed the Company's readiness to explore all avenues that might improve the Company's relationship with Delta. Mr. Mullin then asked Mr. Pickett whether the Company would be interested in the parties exploring the possibility of Delta acquiring the Company. He went on to say that if the Company believed such an approach to be desirable, Delta would be receptive to exploring that possibility. Mr. Pickett responded that he would be interested in exploring this alternative. Mr. Mullin stated that, while the feasibility of the acquisition alternative was being explored, the parties should continue the discussions concerning the renegotiation of their marketing arrangements. The parties agreed that separate teams from each carrier should meet as soon as possible to discuss each alternative.

  On February 4, 1999, representatives of Delta and the Company met to discuss and define the possible terms of a new marketing arrangement between the companies. Delta outlined its proposals, which related primarily to revenue allocation, cost sharing, financial incentives and penalties tied to the Company's operational performance, franchise fees, facilities and scheduling (including the introduction of the Company service into new markets). In a call to Mr. Beiser later that day, Mr. LaBrecque also outlined Delta's proposal that it assume responsibility for the Company's revenue management, with the goal of increasing total revenue for both companies. Mr. Beiser stated that he did not think that Delta's revenue management proposal would be beneficial to the Company and therefore rejected it. In response to one of Mr. Beiser's questions, Mr. LaBrecque then observed that Delta estimated that Delta's proposals with respect to revenue allocation could have a negative aggregate impact on the Company's revenues of $40 million to $50 million per year. Mr. Beiser agreed that further discussions between the companies on Delta's proposals on matters other than revenue management could be pursued.

  On February 5, 1999, Mr. Mullin telephoned Mr. Pickett to inform him that the Company could contact Warren C. Jenson, Chief Financial Officer of Delta, to discuss logistics concerning the acquisition discussions. the Company then contacted Mr. Jenson, who met with Messrs. Pickett and Beiser later that day to discuss process and timing issues relating to both the renegotiation of the marketing arrangement and the acquisition alternative. Mr. Jenson emphasized that Delta was willing to pursue either of these alternatives. The parties agreed that Delta would need to conduct some preliminary due diligence on the Company's business and operations, and the Company's executives stated that the Company would retain lawyers and bankers as soon as possible to assist the Company in its analysis and exploration of the acquisition alternative.

  Over the next several days, Messrs. Pickett and Beiser contacted each of the other directors of the Company individually and informed them of the discussions that had occurred with Delta regarding a possible acquisition of the Company, and the steps that were being taken by the Company in preparation.

  On February 7, 1999, in order to better assess the feasibility of the acquisition alternative, Delta submitted a due diligence document request list to the Company, and representatives from each of Delta and the Company had a preliminary discussion of the mechanics and timing of the due diligence process.

  On February 8, 1999, an informal telephonic meeting was held among all the directors of the Company except Alan Voorhees. Messrs. Pickett and Beiser reviewed for the directors participating in this meeting the contacts between the Company and Delta that had led to the exploration of the acquisition alternative by Delta and to the discussions relating to the renegotiation of the marketing arrangements between Delta and the Company. Messrs. Pickett and Beiser also reviewed for the Board the current status of both tracks. The directors were informed that the Company was seeking to retain a nationally-recognized investment bank and legal counsel in connection with its evaluation of the acquisition alternative.

  On February 8, 1999, the Company retained outside legal counsel. On February 9, 1999, the Company retained Morgan Stanley to be its financial advisor and Delta and the Company entered into the Confidentiality Agreement pursuant to which Delta agreed to keep the Company Confidential Information (as defined in the Confidentiality Agreement) confidential, not to use such material to the detriment of the Company, and to return all such material to the Company promptly upon the Company's request. Representatives of Delta began to conduct due diligence on the Company on February 10.

  On February 9, 1999, Morgan Stanley called Delta's financial advisor, Goldman, Sachs, to initiate discussions about an acquisition alternative. During that call, Goldman, Sachs and Morgan Stanley also discussed briefly the nature of the commercial relationship between Delta and the Company, as well as the recent talks between the two companies with respect thereto. A telephonic meeting of the Board was held on February 10, 1999 to ratify the selection of Morgan Stanley as the Company's investment banker and Sullivan & Cromwell as its legal counsel. The Board was also presented with an update on developments generally.

  On February 11, 1999, Goldman, Sachs and Morgan Stanley had a discussion in which Morgan Stanley indicated that it thought that premiums historically received in the sale of public companies were a relevant consideration in any valuation of an acquisition transaction. Goldman, Sachs responded that Delta was still considering the feasibility of an acquisition and that it was premature to discuss Delta's estimate of value ranges. Goldman, Sachs did, however, indicate that the then-current market price of the Shares was not an appropriate measure of the future value of the Company, taking into account the fact that the marketing arrangements between Delta and the Company were being renegotiated. Goldman, Sachs confirmed its understanding that, in the discussions between Delta and the Company, Delta had told the Company that in the past, in light of Delta's concerns over the Company's service, Delta had considered the possibility of having other regional carriers provide connecting service at Delta's Atlanta hub. Goldman, Sachs also reiterated Delta's willingness to continue discussions to determine whether a satisfactory agreement could be reached to modify the companies' existing commercial arrangements. Later that day, Goldman, Sachs indicated in a call with Morgan Stanley that if the parties were to proceed with the acquisition alternative, Delta's current valuation work suggested that any acquisition would have to be somewhere in the general vicinity of the then-current market price of the Shares.

  Also on February 11, 1999, Mr. Worth met with Messrs. Pickett and Beiser to discuss the treatment of the Company's management and employees if the acquisition alternative were to be pursued. Later that day, representatives of Delta and the Company once again met to continue their discussions concerning the renegotiation of their existing marketing arrangements. The Company's representatives asserted that Delta was using an incorrect methodology for evaluating revenue allocation between the carriers. Delta stated that sampling differences could lead to different conclusions. The Delta representatives noted that, irrespective of the methodologies employed, Delta had to consider the fact that it could enter into arrangements with other carriers to serve the Atlanta market on a basis more favorable to Delta than the current arrangements with the Company. The Delta representatives further observed that, if the Company were to remain competitive, the revenue allocation between the Company and Delta would have to be modified. The Delta representatives acknowledged that, as a result of such modification, the Company would probably experience reduced revenues aggregating $40 million to $50 million per year.

  Later that evening, an informal telephonic meeting was held among all of the the Company directors except George Berry and Parker Petit. Representatives of Morgan Stanley and Sullivan & Cromwell were introduced to the directors. Morgan Stanley informed the directors of its discussions with Goldman, Sachs and of the valuation range that Goldman, Sachs believed Delta was considering for the Company. Messrs. Pickett and Beiser informed the directors of developments of the meeting held earlier that day between Delta and the Company's representatives regarding the renegotiation of the existing marketing arrangements with Delta. The directors did not believe that an offer at a below market price was appropriate and Morgan Stanley was instructed to return to Goldman, Sachs to establish a that Delta was not contemplating a below market price, and to negotiate for a higher price that offered the Company's shareholders a premium.

  On February 12, 1999, Morgan Stanley called Goldman, Sachs to clarify Delta's position on the value of any offer and to inquire whether Goldman, Sachs could confirm that any offer that Delta might make would be at market price or above. After consultation with its clients, Goldman, Sachs confirmed that Delta would probably not present the Company with a below market offer, but that a premium, if any, would be modest.

  A telephonic meeting of the Board was held later in the day on February 12, 1999, during which Morgan Stanley reported on its conversations on the Company's behalf with Goldman, Sachs. Following, among other things, a discussion of the alternatives available to the Company, including the consideration of the effect of the Delta proposal to renegotiate the existing marketing arrangements with the Company, the Board instructed Morgan Stanley to propose to Goldman, Sachs a transaction that would permit the Company shareholders to elect to receive in exchange for their Shares either common stock of Delta, on a tax-free basis, or cash at a price of $33.00 per Share.

  In the evening of February 12, 1999, Morgan Stanley indicated to Goldman, Sachs that the Board would be prepared to move forward with a transaction at a price of $33.00 per Share, that would permit the Company's shareholders to elect to receive merger consideration in the form of Delta stock on a tax-free basis to such shareholders. After further consultation with Delta, Goldman, Sachs advised Morgan Stanley that Delta was not interested in pursuing a stock transaction, but stated that Delta would be willing to consider a cash transaction at the price the Company had suggested.

  On February 13, 1999, Morgan Stanley reported to Goldman, Sachs that it had reviewed the matter further with representatives of the Board and that the Company would be prepared to go forward with an all-cash tender offer of $35.00 per Share, and requested that Delta not insist on preclusive termination fees or lock-ups. After consultation with Delta management, Goldman, Sachs responded to Morgan Stanley, informing them that Delta believed that it could agree to a price at the midpoint of a range between $33.00 and $35.00 if all of the documentation issues were satisfactorily resolved. After consultation with its client, Morgan Stanley indicated that, if all the documentation was satisfactory, a $34.00 offer would be acceptable. That afternoon, Delta's counsel provided a draft merger agreement to the Company's counsel. Counsel for Delta and the Company met over the next two days to negotiate the terms of the transaction, including, among other things, the conditions to the offer and the Company's right to terminate the Merger Agreement if a third party were to make a superior proposal.

  A telephonic meeting of the Board was held on February 14, 1999, during which Morgan Stanley reported on its discussions on the Company's behalf with Goldman, Sachs since the time of the February 12, 1999, Board meeting. Sullivan & Cromwell then reported on the status of the draft merger agreement and the negotiations with Delta's legal counsel.

  At a meeting on February 14, 1999, Delta's Board of Directors heard presentations from Delta management regarding the implications of the proposed transaction for Delta. Management reported that an acquisition of the Company would enable Delta to realize revenue gains from factors such as more efficient operations, market growth, better utilization of aircraft at both airlines and improved business functions. The Delta Board approved the proposed acquisition on the terms under consideration and authorized a Committee consisting of Messrs. Mullin and Grinstein to be available to consider any changes in those terms that might arise as the final issues were negotiated.

  At a meeting held on the afternoon of February 15, 1999, in Atlanta, Georgia, the Board gave further consideration to the proposed transaction. Among other things, management reported on the substantial negative impact that the Delta proposals for renegotiating the Company's marketing arrangement with Delta would have on the future financial performance of the Company and Morgan Stanley expressed its view that, as of the date of such opinion and based on and subject to the matters described therein, the consideration to be received by the Company's shareholders in the Offer and the Merger was fair, from a financial point of view, to the Company's shareholders (other than Delta and its affiliates). The Board unanimously approved the proposed transaction and the Merger Agreement. The Merger Agreement was signed that evening and the transaction was announced on the morning of February 16.

  In reaching its conclusions with respect to the Offer and the Merger Agreement, the Board considered a number of factors, including the following:

    (1) The familiarity of the Board with the financial condition, results of operations, business and prospects of the Company (as reflected in the Company's historical and projected financial information), current economic and market conditions generally and in the airline industry specifically;

    (2) That the Company's financial condition, results of operations, business and prospects were substantially dependent on the Company's relationship with Delta and the Company's role as a Delta Connection carrier and that the Delta Connection Agreement was terminable by Delta upon 30 days' notice;

    (3) That Delta had advised the Company that it was dissatisfied with the Company's performance and service levels;

    (4) That based upon discussions between Delta and the Company's management with respect to revenue reallocation and cost sharing arrangements proposed by Delta as part of the negotiation for renewing the Delta Connection Agreement with the Company would, in management's view, be likely to reduce the Company's net income approximately $21 million in 1999 and approximately $45-$55 million in each year thereafter from the net income of the Company previously projected by management, and that management did not believe it could negotiate terms that would be materially more favorable to the Company;

    (5) That Delta had proposed other changes to its commercial relationship with the Company, the effect of which management could not readily quantify at the time but which management believed would adversely affect further the future financial performance of the Company, including Delta's proposals to impose upon the Company new charges for the payment of overrides to travel agents' commissions, to specify markets into which the Company's regional jets would be deployed, and to impose fees for passengers not connecting with Delta flights and service performance penalties;

    (6) That the $34.00 per Share in cash to be paid in the Offer and the Merger would represent a significant premium to the price at which the Shares would likely trade once the anticipated renegotiated Delta Connection Agreement provisions became effective and publicly known;

    (7) That the Company's relationship with Delta within the Southeastern United States was not exclusive and that Delta could at any time bring in other Delta Connection carriers into markets served by the Company;

    (8) That Delta had rejected recent proposals for the Company to introduce service into new markets as a Delta Connection carrier, using Delta's designator code, which severely restricted the Company's ability to expand its operations on a profitable basis;

    (9) The opinion of the Company's financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), that as of the date of such opinion, the $34.00 per Share to be offered to the shareholders of the Company pursuant to the Offer and the Merger is fair from a financial point of view to such shareholders (other than Delta and its affiliates) (a copy of such opinion setting forth the assumptions made and matters considered and limitations set forth by Morgan Stanley is included as Schedule II to this Schedule 14D-9 and shareholders are urged to read such opinion in its entirety);

    (10) The fact that the Merger Agreement provides for a first-step cash tender offer for all outstanding Shares thereby enabling shareholders who tender their Shares to receive promptly $34.00 per Share in cash, and that shareholders who do not tender their Shares will receive the same cash price in the subsequent Merger;

    (11) The other terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Merger Agreement does not preclude the Board from considering other bids that could reasonably lead to a Superior Proposal (as defined below). In particular, the Merger Agreement permits the Board (i) to furnish information to, and engage in discussions or negotiations with, third parties who make a proposal to acquire or invest in the Company or engage in any other business combination or similar transactions with the Company if the Board reasonably believes in good faith, after consultation with an investment bank of nationally recognized reputation and outside legal counsel, that such proposal is bona fide and could reasonably lead to the delivery of a proposal to acquire at least a majority of the outstanding Shares that the Board determines in good faith, after consulting with an investment bank of nationally recognized reputation and its outside legal counsel, would result in a transaction, if consummated, that is more favorable to the Company's shareholders (other than Delta and its affiliates), from a financial point of view (a "Superior Proposal") and that furnishing such information or engaging in such discussions or negotiations is required for the Board to comply with its fiduciary duties under applicable law and (ii) after receipt of a Superior Proposal, to terminate the Merger Agreement and enter into a binding agreement with respect to such a Superior Proposal after providing Delta with two business days notice of its intention to do so, specifying the material terms and conditions of such Superior Proposal and paying Delta a termination fee of $5,000,000;

    (12) A review of possible alternatives to the Offer and the Merger, the range of possible benefits and risks to the shareholders of such alternatives, the timing and likelihood of accomplishing any such alternatives, and the effect of Delta's ownership of approximately 28% of the Shares and commercial relationship with the Company on the Company's ability to pursue any of these alternatives;

    (13) The likelihood that the Offer and the Merger will be consummated, including the fact that the obligations of Delta and Delta Sub are not conditioned upon obtaining any financing.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

 Certain Projections for the Company

  The following sets forth certain financial information and projections (the "Projections") for the Company for the fiscal years ending December 31, 1999 through 2003 and includes management's best estimate as to the effect of Delta's proposed revenue reallocation and cost sharing arrangements upon the Company's revenues and income during this period. The Company does not in the ordinary course publicly disclose projections as to future revenues or earnings and the Projections were not prepared with a view to public disclosure. These Projections were not prepared in accordance with generally accepted accounting principles and the Company's independent accountants have not examined or compiled any of the following Projections or expressed any conclusion or provided any other form of assurance with respect to such Projections and accordingly assume no responsibility for such Projections. The Projections were delivered to Morgan Stanley solely in connection with their due diligence investigation of the Company in order for them to prepare the financial analysis described below in connection with the Offer and the Merger. The Projections were not prepared with a view to compliance with the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require more complete presentation of data than as shown below.

                      Adjusted Projected Income Statement
        (all amounts in millions of dollars, except for per share data)

                           1998(A) 1999(E)  2000(E)  2001(E)  2002(E)  2003(E)
                           ------- -------  -------  -------  -------  -------
Passenger Revenue(a)......  400.2   461.2    539.9    591.1    613.5    637.1
Revenue
 Reallocation(b)(c).......          (25.0)   (58.6)   (64.1)   (66.6)   (69.1)
Other Revenue.............    9.7     7.2      8.4      9.2      9.6      9.9
Adjusted Revenue..........  409.9   443.4    489.8    536.2    556.5    578.0

Operating Expense.........  313.8   360.5    418.8    461.9    482.8    499.0
Incremental Cost
 Sharing(c)...............            8.0      9.4     10.3     10.6     11.1
Adjusted Operating Ex-
 pense....................  313.8   368.5    428.2    472.2    493.4    510.0

Operating Income..........   96.1    74.8     61.6     64.0     63.0     67.9
Operating Margin..........   23.4%   15.9%    12.6%    11.9%    11.3%    11.8%

Non-Operating Income......   10.2    10.5      9.9     12.7     15.3     17.6

Pre-Tax Income............  106.3    85.3     71.5     76.7     78.3     85.5
Pre-Tax Margin............   25.9%   19.2%    14.6%    14.3%    14.1%    14.8%

Tax Income Provision......   40.1    32.2     27.0     28.9     29.6     32.3

Net Income................   66.1    53.1     44.5     47.7     48.8     53.2
Net Margin................   16.1%   12.0%     9.1%     8.9%     8.8%     9.2%

Shares Outstanding........   29.7    28.7     28.7     28.7     28.7     28.7

Adjusted Earnings Per
 Share....................  $2.22  $ 1.85   $ 1.55   $ 1.66   $ 1.70   $ 1.86

Unadjusted Earning Per
 Share....................  $2.22  $ 2.61   $ 3.12   $ 3.42   $ 3.58   $ 3.85

Difference................         $(0.76)  $(1.57)  $(1.76)  $(1.88)  $(1.99)
% Decrease................          -29.1%   -50.3%   -51.4%   -52.5%   -51.8%

--------
(a) Projections for passenger revenue assume growth in available seat miles consistent with the Company's projected fleet plan, a constant passenger load factor of 56.8% and a yield that declines to 33.5 cents per passenger mile in 2001.
(b) Projections with respect to revenue reallocation were calculated based on $50 million or 10.85% of passenger revenue for 1999. A pro rata percentage of 10.85% was used for 2000 through 2003 and a percentage of 5.425% was used for 1999 since the revenue reallocation was to phase in during 1999.
(c) Of the Delta Connection renegotiation items, only the financial impact of revenue reallocation and incremental cost sharing (of computer reservation fees) were included in management's projections. (See number (5) under "Reasons for the Recommendation of the Board of Directors" for other cost elements that were not readily quantifiable by management).

Item 5. Persons Retained, Employed or to be Compensated.

  The Company has retained Morgan Stanley as the Company's financial advisor in connection with the evaluation of and response to the Offer, the Merger and other matters arising in connection therewith. Pursuant to a letter agreement, dated February 11, 1999 (the "Morgan Stanley Letter Agreement"), the Company retained Morgan Stanley to provide the Company with financial advice and assistance in connection with the Offer and the Merger, including advice and assistance with respect to defining objectives, performing valuation analysis and structuring, planning and negotiating the proposed Merger.

  Pursuant to the Morgan Stanley Letter Agreement, the Company has agreed to pay Morgan Stanley: (A) if no Merger Agreement is entered into, an "Advisory Fee" calculated to be approximately $100,000 depending upon the amount of time spent on assignments, (B) if the Merger Agreement is entered into or the Offer is commenced, an "Agreement Fee" equal to $1,500,000 or (C) if the Offer is consummated, a "Transaction Fee" equal to $5,000,000 against which any Advisory Fee or Agreement Fee will be credited. The full amount of the Transaction Fee is to be paid by the Company when control of 50% or more of the Shares changes hands. In addition to any fees for professional services, Morgan Stanley will also be reimbursed for expenses incurred in connection with Morgan Stanley's representation of the Company.

  The Company has also agreed to indemnify Morgan Stanley against certain liabilities related to, arising out of or in connection with the engagement of Morgan Stanley by the Company.

  Morgan Stanley's services to be rendered pursuant to the Morgan Stanley Letter Agreement may be terminated with or without cause by the Company or by Morgan Stanley at any time and without liability or continuing obligation to the Company or to Morgan Stanley (except for any compensation earned and expenses incurred by Morgan Stanley up to the date of termination and except, in the case of termination by the Company, for Morgan Stanley's right to fees pursuant to the Morgan Stanley Letter Agreement for any transaction effected within eighteen months of such termination).

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than the option grants referred to in Item 3(b) above, a purchase by the Company of 20,000 Shares at $30.63 and that John W. Beiser gifted 200 Shares on January 26, 1999 and Parker H. Petit purchased 100 Shares at $31.125 and 2,900 Shares at $31.36 on January 19, 1999.

  (b) The Company has been advised that all of its directors presently intend to tender their Shares (if any) pursuant to the Offer. George F. Pickett, Chairman of the Board and Chief Executive Officer of the Company, and his wife and John W. Beiser, President and Secretary of the Company, and his wife have entered into a Shareholders Agreement with Delta, dated as of February 15, 1999 (the "Shareholders Agreement"), pursuant to which they have agreed to tender outstanding Shares beneficially owned by them pursuant to the Offer. As of the date of the Shareholders Agreement, Mr. Pickett and his wife beneficially owned a total of 499,937 outstanding Shares and Mr. Beiser and his wife beneficially owned a total of 292,147 outstanding Shares.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Except as set forth in Item 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

  Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, filed as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

 Exhibit  1 --Excerpts from the Company's Proxy Statement for the Annual
             Meeting of Shareholders held on May 21, 1998.

 Exhibit  2 --Offer to Purchase dated February 22, 1999.+

 Exhibit  3 --Letter of Transmittal.+

 Exhibit  4 --Agreement and Plan of Merger, dated as of February 15, 1999, among ASA Holdings, Inc., Delta Air Lines, Inc. and Delta Sub,
             Inc.

 Exhibit  5 --Letter to Shareholders of the Company, dated February 22, 1999.*

 Exhibit  6 --Delta Connection Agreement between Delta Air Lines, Inc. and
             Atlantic Southeast Airlines, Inc. dated as of July 1, 1986, and amended as of December 17, 1987, July 1, 1988, March 4, 1992, and
             August 1, 1994.

 Exhibit  7 --Memorandum Agreement (with respect to employment and consulting), dated as of February 15, 1999, among George F. Pickett, ASA
             Holdings, Inc. and Delta Air Lines, Inc.

 Exhibit  8 --Memorandum Agreement (with respect to employment and consulting), dated as of February 15, 1999, among John W. Beiser, ASA Holdings,
             Inc. and Delta Air Lines, Inc.

 Exhibit  9 --The Company's Special Severance Plan.

 Exhibit 10 --Form of Retention Agreement between the Company and Ronald V.
             Sapp dated as of February 15, 1999.

 Exhibit 11 --Form of Retention Agreement between the Company and Edward J.
             Paquette dated as of February 15, 1999.

 Exhibit 12 --Company 1997 Nonqualified Stock Option Plan and amendment thereto.

 Exhibit 13 --Second Restatement and Amendment By the Entirety of and Third
             Amendment to the Atlantic Southeast Airlines, Inc. Executive
             Deferred Compensation (Retirement) Plan.

 Exhibit 14 --Stock Agreement among Delta Air Lines, Inc., Atlantic Southeast
             Airlines, Inc. and the Company dated as of March 17, 1997.

 Exhibit 15 --Form of Indemnity Agreement of Executive Officer.

 Exhibit 16 --Form of Indemnity Agreement of Director.

 Exhibit 17 --Amended and Restated Founding Officer Agreement among George F.
             Pickett, Atlantic Southeast Airlines, Inc. and the Company dated as of April 16, 1997 and amended as of February 15, 1999.

 Exhibit 18 --Amended and Restated Founding Officer Agreement among John W.
             Beiser, Atlantic Southeast Airlines, Inc. and the Company dated as of April 16, 1997 and amended as of February 15, 1999.

 Exhibit 19 --Confidentiality Agreement between Delta and the Company dated as of February 9, 1999.

 Exhibit 20 --Second Amendment to the Company's Supplemental Executive
             Retirement Plan.

--------
* Included with Schedule 14D-9 mailed to shareholders of the Company.
+ Filed as an exhibit to Delta Sub, Inc.'s Tender Offer Statement on Schedule
  14D-1 dated February 22, 1999 and incorporated herein by reference.

  This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered forward-looking statements. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, the risks described from time to time in the Company's reports filed with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements are not available to statements made in connection with a tender offer.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ASA HOLDINGS, INC.


                                          By: /s/ George F. Pickett
                                             -----------------------------------
                                            Name:  George F. Pickett
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer

Dated: February 22, 1999

                                                                     SCHEDULE I

                               ASA HOLDINGS, INC
                   100 Hartsfield Centre Parkway, Suite 800
                            Atlanta, Georgia 30354

                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

General

  This Information Statement is being mailed on or about February 22, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of ASA Holdings, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated (the "Delta Designees") by Delta Air Lines, Inc. ("Delta") to the Company's Board of Directors (the "Board"). Pursuant to the terms of the Merger Agreement, Delta will be entitled to designate the number of directors on the Board that equal the product of (i) the total number of directors on the Board multiplied by (ii) the percentage that the number of Shares beneficially owned by Delta (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company will take all action necessary to cause the Delta Designees to be elected or appointed to the Board, including, increasing the number of directors and seeking and accepting resignations of incumbent directors. Notwithstanding the foregoing, until the Effective Time of the Merger, the Company will use its reasonable best efforts to cause at least two persons who are not employees of the Company or affiliated with Delta to be members of the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  The Offer commenced on February 22, 1999 and is scheduled to expire at 12:00 midnight New York City time, on March 19, 1999 unless extended upon the terms set forth in the Offer to Purchase.

  The information contained in this Information Statement concerning Delta and Purchaser has been furnished to the Company by Delta. The Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

  The Shares constitute the only class of voting securities of the Company outstanding. Each Share has one vote. As of February 19, 1999, there were 28,523,177 Shares outstanding. The Board currently consists of seven members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

  Shareholders elect the entire Board of Directors for a term of one year and until their successors are elected and qualified or until their earlier resignation or removal. The Bylaws of the Company provide that there shall be not less than three nor more than nine directors and that the exact number may be fixed from time to time by resolution of the Company's shareholders or by resolution of the Board of Directors.

                           DESIGNATION OF DIRECTORS

  The Merger Agreement provides that, immediately upon the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer, Delta will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares so accepted for payment

                                 Schedule I--1
bears to the total number of Shares then outstanding. The Company has agreed, upon the request of Delta, to increase promptly the size of the Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Delta Designees to be appointed to the Board and shall cause the Delta Designees to be so appointed. The Company has also agreed upon request of Delta to cause directors designated by Delta to constitute at least the same percentage as such directors represent on the Board on (i) each committee of the Board, (ii) each board of directors (or similar body) of each significant subsidiary of the Company and (iii) each committee (or similar body) of each such board (rounded up to the next whole number).

  Notwithstanding the foregoing, the Merger Agreement provides that, following the election of the Delta Designees in accordance with the foregoing and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of Delta or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who are neither affiliated with Delta or employees of the Company.

  It is expected that the Delta Designees will assume office promptly following the purchase by the Purchaser of a majority of the outstanding shares of Common Stock on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than March 19, 1999, and that, upon assuming office, the Delta Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

Proposed Directors

  The following table sets forth (i) the name, current business or residence address and present principal occupation or employment and (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years, in each case of each proposed director designated by Delta to serve as directors on the Board following the Offer and Merger. Each of the proposed directors of the Company is a citizen of the United States.

  Except as otherwise indicated, the business address of each proposed director is Delta Air Lines, Inc., 1030 Delta Boulevard, Hartsfield Atlanta International Airport, Atlanta, GA 30320. Except as otherwise indicated, each occupation set forth opposite a person's name refers to employment with Delta, Delta Sub or Delta Holdings, respectively. No proposed director beneficially owns any material amount of outstanding Shares.

                                 Schedule I--2

  PERSONS WHO MAY BE DESIGNATED BY DELTA TO SERVE AS DIRECTORS ON ASA'S BOARD
                          AFTER THE OFFER AND MERGER.

     Name, Citizenship        Present Principal Occupation or Employment; Material Positions
and Current Business Address  Held During the Past Five Years and Business Addresses Thereof
----------------------------  --------------------------------------------------------------
Maurice W. Worth........      Chief Operating Officer since August 15, 1997.
                              Mr. Worth served as Acting Chief Executive
                              Officer from August 1, 1997 through August 15,
                              1997. Executive Vice President--Customer Service
                              and Acting Chief Operating Officer, May 1997
                              through July 31, 1997. Executive Vice
                              President--Customer Service, September 1995
                              through May 1997. Senior Vice President--
                              Personnel, May 1991 through September 1995.

Malcolm B. Armstrong....      Executive Vice President--Operations since
                              October 1, 1998. Mr. Armstrong was Vice
                              President--Corporate Safety & Compliance of
                              Delta from June 1997 until October 1998. He was
                              Vice President--Corporate Safety and Regulatory
                              Compliance of US Airways, Inc. from July 1995
                              until June 1997. Prior to joining US Airways,
                              Inc., he was a commander, 21st Air Force and Lt.
                              General in the U.S. Air Force from 1992 until he
                              retired in 1995.

Vicki B. Escarra........      Executive Vice President--Customer Service since
                              July 1998. Senior Vice President--Airport
                              Customer Service, November 1996 through June
                              1998. Vice President--Airport Customer Service,
                              August 1996 through November 1996. Vice
                              President--Reservation Sales and Distribution
                              Planning, May 1996 through August 1996. Vice
                              President--Reservation Sales, November 1994 to
                              May 1996. Director--Reservations Sales, October
                              1994 to November 1994. Director-In-Flight
                              Service Operations, May 1992 to October 1994.

Warren C. Jenson........      Executive Vice President and Chief Financial
                              Officer since April 20, 1998. He was Senior Vice
                              President and Chief Financial Officer of the
                              National Broadcasting Company a General Electric
                              Subsidiary from 1992 to April 1998.

Frederick W. Reid.......      Executive Vice President and Chief Marketing
                              Officer since July 1, 1998. Mr. Reid was an
                              executive of Lufthansa German Airlines from
                              April 1991 to June 1998, serving as that
                              company's President and Chief Operating Officer
                              from April 1997 to June 1998, as Executive Vice
                              President Chief Operating Officer from 1995 to
                              March 1997, and as Senior Vice President, The
                              Americas, from 1991 to 1996.

                                 Schedule I--3

Biographical Information of Current Directors of the Company

  The following is a brief description of the business experience of each director of the Company for at least the past five years:

  JOHN W. BEISER. Mr. Beiser (age 58), is the Company's and ASA's President and a member of the Board of Directors of both companies. He has served as President of ASA since February 1994 and of the Company since its inception in September 1996. He has served as Secretary of both companies since their respective inception. In addition, Mr. Beiser was ASA's Vice President from its inception until 1985 when he was designated as ASA's Senior Vice President--Sales and Services. Mr. Beiser has served as the President of ASA Investments since its inception. Mr. Beiser has been a member of the Board of Directors of ASA since 1982 and of the Company since its inception.

  GEORGE BERRY. Mr. Berry (age 61) has served for the past eight years as Senior Vice President of Cousins Properties Incorporated, a publicly-held real estate investment trust. Mr. Berry also serves as a director of Community Trust Financial Services Corporation. From 1983 to 1990, he served as Commissioner of Industry, Trade and Tourism for the State of Georgia. From 1962 to 1983, Mr. Berry served in the administration of four mayors of the City of Atlanta, and was appointed as Chief Administrative Officer under two mayoral administrations. His responsibilities with the Atlanta administration included an appointment as Commissioner of Aviation, in which capacity he supervised a major expansion of Hartsfield Atlanta International Airport.

  JEAN A. MORI. Mr. Mori (age 62) has been a member of the Company's Board of Directors since September 30, 1996, and was a member of ASA's Board of Directors from 1994 until December 31, 1996. Mr. Mori is a Chairman of the Board and President of Mori Luggage & Gifts, Inc., a retail chain of 29 stores throughout the Southeast specializing in luggage, business cases, leather goods and gifts. He has held this position since the founding of Mori Luggage & Gifts, Inc. in 1971. Mr. Mori served as the President of the National Luggage Dealers Association from 1986 to 1988 and has served on its board of directors since 1980.

  PARKER H. PETIT. Mr. Petit (age 59) has been a member of the Company's Board of Directors since September 30, 1996, and was a member of ASA's Board of Directors from 1982 until December 31, 1996. Mr. Petit has served as Chairman of the Board of Directors of Matria Healthcare, Inc. ("Matria"), an obstetrical homecare services company, since March 1996. He was the founder of Healthdyne, Inc. and acted as its Chairman of the Board and Chief Executive Officer from 1970 until Healthdyne and Tokos Medical Corporation (Delaware) merged with and into Matria in March 1996. Mr. Petit also serves as a director of Healthdyne Information Enterprises, Inc., Intelligent Systems, Inc., Norrell Corporation and Logility, Inc.

  GEORGE F. PICKETT. Mr. Pickett (age 57) is the Company's and ASA's Chairman of the Board and Chief Executive Officer and a member of the Board of Directors of both companies. He has served as Chairman of the Board and Chief Executive Officer of ASA since February 1994 and of the Company since its inception in September 1996. Since ASA's inception in 1979 and until February 1994, he served as ASA's President and Chief Executive Officer. Mr. Pickett has been a member of the Board of Directors of the Company, ASA and ASA Investments since their respective inceptions.

  ALAN M. VOORHEES. Mr. Voorhees (age 76) has been a member of the Company's Board of Directors since September 30, 1996, and was a member of ASA's Board of Directors from 1979 until December 31, 1996. Mr. Voorhees was Chairman of the Board of ASA from 1979 until February 1994. Mr. Voorhees is Chairman of the Board of Summit Enterprises, Inc. of Virginia, an investment management firm organized by Mr. Voorhees in 1979. Mr. Voorhees has served as a director of Micros Systems, Inc., an electronic cash register manufacturer for the hospitality industry, since 1982.

  RALPH W. VOORHEES. Mr. Voorhees (age 72) has been a member of the Company's Board of Directors since September 30, 1996, and was a member of ASA's Board of Directors from 1979 until December 31, 1996. Mr. Voorhees has been Senior Vice President--Investments with PaineWebber Incorporated, an investment banking firm, since 1973.

                                 Schedule I--4

  Mr. Beiser is the brother-in-law of Ralph W. Voorhees, who is the brother of Alan M. Voorhees.

Executive Officers of the Registrant

  As of February 18, 1999 the names, offices with the Company, ages and years of service of all Executive Officers of the Company were as follows:

                                                                         Years as
  Name                                     Office                    Age Officer*
  ----                                     ------                    --- --------
George F. Pickett....... Chairman and Chief Executive Officer         57    20
John W. Beiser.......... President                                    58    20
Ronald V. Sapp.......... Chief Financial Officer and Senior Vice      54    14
                         President--Finance
R. Mark Bole............ Assistant Vice President--Treasurer          40     3
Edward J. Paquette...... Senior Vice President--Operations            48     2
Charles J. Thibaudeau... Vice President--Human Resources              52     1
James J. Cerniglia...... Assistant Vice President--Flight Systems     56     1
                         Controls
Mark W. Fischer......... Vice President--Customer Service             40     2
John P. McBryan......... Vice President--Technical Services           50     2
John A. Bedson.......... Vice President--Operations                   43     1
Renee H. Skinner........ Assistant Vice President--Controller         42     5
Samuel J. Watts......... Vice President--Sales and Corporate          51    14
                         Communications
W. Grant Nichols........ Assistant Vice President--Market             34     2
                         Development

--------
* Includes years at ASA Holdings, Inc. and Atlantic Southeast Airlines, Inc.

  GEORGE F. PICKETT. George F. Pickett is the Company's and ASA's Chairman of the Board and Chief Executive Officer and is a member of the Board of Directors of both companies. He has served as Chairman of the Board and Chief Executive Officer of ASA since February 1994 and of the Company since its inception in September 1996. Since ASA's inception in 1979 and until February 1994, he served as ASA's President and Chief Executive Officer. Mr. Pickett has been a member of the Board of Directors of the Company, ASA and ASA Investments since their respective inceptions.

  JOHN W. BEISER. John W. Beiser is the Company's and ASA's President and is a member of the Board of Directors of both companies. He has served as President of ASA since February 1994 and of the Company since its inception in September 1996. He has served as Secretary of both companies since their respective inception. In addition, Mr. Beiser was ASA's Vice President from its inception until 1985 when he was designated as ASA's Senior Vice President--Sales and Services. Mr. Beiser has been a member of the Board of Directors of ASA since 1982 and of the Company since its inception.

  RONALD V. SAPP. Ronald V. Sapp is the Company's and ASA's Senior Vice President--Finance and Chief Financial Officer. Mr. Sapp was named Senior Vice President--Finance and Chief Financial Officer in May 1997. Mr. Sapp served as Vice President--Finance and Chief Financial Officer for ASA from 1985 until May 1997 and for the Company from the time of the Reorganization until May 1997. He served as ASA's Treasurer from 1985 until February 1997 and as the Company's Treasurer between September 1996 and February 1997. From 1983 to 1985, Mr. Sapp served as Vice President--Finance and Treasurer of Air Atlanta, Inc., a scheduled passenger airline. From 1979 to 1983, Mr. Sapp served as Vice President and Controller of Air California, Inc., a scheduled passenger airline.

  R. MARK BOLE. R. Mark Bole was named the Company's and ASA's Assistant Vice President--Treasurer in February 1997. He was ASA's Assistant Vice President-- Assistant Treasurer from February 1996 until February 1997 and held the same positions with the Company from the effective date of the Reorganization until February 1997. Mr. Bole served as a Vice President of Wachovia Bank of Georgia, N.A. from May 1991 until February 1996.

                                 Schedule I--5

  EDWARD J. PAQUETTE. Edward J. Paquette was named ASA's Senior Vice President--Operations in April 1997. From May 1996 until April 1997, he served as Vice President--Operations of In-Flight Phone Corporation. From November 1994 to May 1996, he served as Vice President--Ground Operations at Ogden Aviation Services. Mr. Paquette served in various capacities at Trans World Airlines from 1969 through 1994, including Senior Vice President--Maintenance and Engineering and Senior Vice President--Operations.

  The following information is furnished with respect to other significant employees of ASA Holdings and ASA as of February 18, 1999:

  CHARLES J. THIBAUDEAU. Charles J. Thibaudeau has served as ASA's Vice President--Human Resources since November 1998. Mr. Thibaudeau has approximately twenty years of experience in the human resources and employee relations areas from his tenure at Trans World Airlines.

  JAMES J. CERNIGLIA. James J. Cerniglia has served as ASA's Assistant Vice President--Flight Systems Controls since March 1998. Mr. Cerniglia has held positions with or served as a consultant to a number of airlines since 1986. He served as the Director--Flight Control of Trump Shuttle, Inc. ("Trump") from February 1989 until September 1991 and as Senior Director--Sales and Marketing of Trump from September 1991 until March 1992. Mr. Cerniglia served as Vice President--Operations of Jet Express/USAir from March 1992 until July 1993, as an independent airline consultant from July 1993 until May 1996, as Director--Operations Control of Pan American World Airways, Inc. from May 1996 until September 1997, and as an independent airline consultant from that time until he joined ASA.

  MARK W. FISCHER. Mark W. Fischer has served as the Vice President--Customer Service of ASA since November 1997. From 1992 until joining ASA, Mr. Fischer served as the Vice President--Customer Service for Piedmont Airlines, Inc., and from 1987 until 1992, he served as Vice President--Customer Service for Midway Airlines, Inc. Mr. Fischer previously held a number of positions with Fischer Bros. Aviation, Inc. from 1987 until 1992.

  JOHN P. MCBRYAN. John P. McBryan who has served as Vice President--Technical Services of ASA since December 1997, has 27 years of experience in the aviation industry. He was Vice President--Maintenance for Air Wisconsin, Inc. from 1988 until 1992, and served as Director of Maintenance for Allegheny Airlines, Inc. from 1992 until 1993. Mr. McBryan served as Vice President-- Operations of Dyn-Air Tech, an aircraft repair station, from 1993 until 1994, and as Manager of Industrial Engineering of The Dee Howard Company, another repair station, from 1994 through 1996. Prior to joining ASA, he was the Director--Programs and Planning for Miami Air International.

  JOHN A. BEDSON. John A. Bedson has been ASA's Vice President--Flight Operations since November 1998. From 1994 until 1998, Mr. Bedson was Vice President--Operations Support for British Aerospace, North America, Inc. Prior to this, he was Director--Flight Operations for Trans World Express from 1990 to 1994, and held the positions of Director--Flight Operations, Chief Pilot and Chief Instructor at PanAm Express from 1985 to 1990.

  RENEE H. SKINNER. Renee H. Skinner is the Company's and ASA's Assistant Vice President--Controller. She has held these positions with ASA since 1994 and with the Company since the Reorganization was effective. Ms. Skinner served as ASA's Manager of Accounting from 1986 through 1994.

  SAMUEL J. WATTS. Samuel J. Watts who has served as Vice President--Sales and Corporate Communications of ASA since July 1997, has been employed by ASA in customer service positions since 1983. From 1985 to 1994, he was ASA's Vice President--Customer Services. In 1994, he was elected as ASA's Vice President--Sales and Customer Services. Mr. Watts was employed by Southeastern Airlines, a regional airline, from 1982 to 1983 as its Vice President-- Marketing. From 1972 to 1982, Mr. Watts worked for Eastern Airlines, Inc., a major airline, in various line and staff positions.

                                 Schedule I--6

  W. GRANT NICHOLS. W. Grant Nichols has served as ASA's Assistant Vice President--Market Development since 1997. Mr. Nichols previously served as the Manager of Revenue Control from 1989 until 1997. Prior to 1989, Mr. Nichols held various positions with ASA from 1985 to 1989.

Security Ownership of Management

  The following table sets forth certain information as to the Common Stock beneficially owned as of February 18, 1999 by each of the Company's directors, nominees for director, each executive officer, and all directors and executive officers as a group.

                                                   Amount and
                                                   Nature of
                                                   Beneficial         Percent
Name and Address of Beneficial Owner               Ownership        of Class(1)
------------------------------------               ----------       -----------
George F. Pickett................................    810,287(2)(3)      2.8%
John W. Beiser...................................    467,847(3)(4)      1.6%
Ronald V. Sapp...................................     70,439(3)           *
R. Mark Bole.....................................      9,800(3)           *
Jean A. Mori.....................................      6,124(5)(8)        *
Parker H. Petit..................................     10,000(8)           *
Alan M. Voorhees.................................    248,027(6)(8)        *
Ralph W. Voorhees................................     47,000(7)(8)        *
George Berry.....................................      6,000(8)           *
Edward J. Paquette...............................     45,350(3)           *
All directors, nominees and executive officers as
 a group (ten persons)...........................  1,720,874(9)         6.0%

--------
 * Represents holdings of less than 1%.
(1) Information with respect to beneficial ownership is based upon information furnished by each owner. Percent of Class is based on 28,523,177 shares of the Company's Common Stock outstanding as of February 18, 1999 (excluding treasury shares).
(2) Includes 118,650 shares held by the wife of George F. Pickett, as to which shares Mr. Pickett disclaims any beneficial ownership interest.
(3) Includes shares of the Company's Common Stock that the individual has the right to acquire, on or before May 29, 1999 (60 days from March 30, 1999), through the exercise of options granted under the Nonqualified Stock Option Plan (see "Stock Option/SAR Grants and Related Information") as follows: George F. Pickett--310,350 shares; John W. Beiser--175,700 shares; Ronald V. Sapp--60,550 shares; Edward J. Paquette--45,350 shares; and R. Mark Bole--8,600 shares.
(4) Includes 140,000 shares held by the wife of John W. Beiser, as to which shares Mr. Beiser disclaims any beneficial ownership interest.
(5) Includes 230 shares held by the wife of Jean A. Mori, as to which shares Mr. Mori disclaims any beneficial ownership interest.
(6) Includes 243,027 shares held by irrevocable trusts created for the benefit of the adult children of Alan M. Voorhees as to which shares Mr. Voorhees disclaims any beneficial ownership interest.
(7) Includes 20,000 shares held by the wife of Ralph W. Voorhees, as to which shares Mr. Voorhees disclaims any beneficial ownership interest.
(8) Includes 5,000 shares of the Company's Common Stock that the individual has the right to acquire, on or before May 29, 1999 (60 days from March 30, 1999), through the exercise of stock options granted under the Nonqualified Stock Option Plan for Non-Employee Directors.
(9) Includes an aggregate of 625,550 shares which the directors and executive officers as a group have the right to acquire as of May 29, 1999 through the exercise of options.

                                 Schedule I--7

Security Ownership of Certain Beneficial Holders

  The following table sets forth certain information as to the Common Stock of the Company beneficially owned as of February 18, 1999 by each person, other than persons whose ownership is reflected under the caption "Security Ownership of Management," who is known by the Company to own, directly or indirectly, more than 5% of the outstanding shares of the Company's Common Stock, and reflects information presented in each such person's Schedule 13D or Schedule 13G (and amendments, if any, thereto) as filed with the Securities and Exchange Commission and provided to the Company.

                                                         Amount and
                                                         Nature of
                                                         Beneficial   Percent
Name and Address of Beneficial Owner                     Ownership  of Class(1)
------------------------------------                     ---------- -----------
Delta Air Lines Holdings, Inc. (2)...................... 7,995,000      28.0%
 1101 North Market Street
 Suite 1300
 Wilmington, DE 19801

FMR Corporation (3)..................................... 3,003,800     10.53%
 82 Devonshire Street
 Boston, MA 02109

--------
(1) Percent of Class is based on 28,523,177 shares of the Company's Common Stock outstanding as of February 18, 1999 (excluding treasury shares).
(2) Delta Air Lines Holdings, Inc. is a wholly-owned subsidiary of Delta.
(3) Based upon an amendment to the Schedule 13G filed on February 11, 1999 with the Securities and Exchange Commission by FMR Corp. ("FMR"), Edward
    C. Johnson, III and Abigail P. Johnson. Of the shares reported, (a) 2,500,700 shares are owned beneficially by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR and an investment advisor to various investment companies (the "Funds"), (b) 1,570,000 shares are owned beneficially by Fidelity Low-Priced Stock Fund (the "Fund"), a registered investment company and, (c) 503,100 shares are owned beneficially by Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR. According to the Schedule 13G, as amended, (i) each of FMR, Fidelity, Mr. Johnson and the Funds has the sole power to dispose of all 2,500,700 of the shares owned by the Funds, and (ii) the sole power to vote the shares owned directly by the Funds resides with the Funds' Board of Trustees. Each of Mr. Johnson and FMR, through its control of FMTC, has sole dispositive power of 503,100 shares and sole power to vote or direct the voting of 446,400 shares owned by the above beneficial owners.

Meetings of the Board of Directors and Committees

  During 1998, the Company's Board of Directors met seven times. Each incumbent director attended at least 75% of the aggregate of (1) the total number of meetings of the Board and (2) the total number of meetings held by the committees of the Board on which he served, during the period in which he served as a member of the committee.

  The Company has two standing committees, an Audit Committee and a Compensation Committee. The Company does not have a separate nominating committee.

  The Company's Audit Committee currently consists of Alan M. Voorhees, Ralph
W. Voorhees and George Berry. During 1998, the Audit Committee met once. The Audit Committee is empowered to (i) recommend to the Board of Directors (annually or as required) the independent auditors for the Company; (ii) review and approve the scope and general procedures to be used by both the internal and independent auditors during the conduct of their examinations;
(iii) discuss audit findings and/or management letter recommendations with representatives of the independent auditors; (iv) review the Company's conflict of interest policy and insure that such policy is actively maintained; (v) review professional services provided by the independent auditors after

                                 Schedule I--8
service is performed, including audit and other fees; (vi) review the independence and objectivity of the internal audit function and the historical and proposed activities of the internal audit department, and approve the scope of such plans; (vii) review with the Company's chief financial and accounting officer and independent auditors their reports, if any, as to the scope and adequacy of the internal accounting controls and compliance with the record keeping provisions of the Foreign Corrupt Practices Act; (viii) review any actual or proposed changes in accounting principles which will have a material impact on the Company's financial statements; and (ix) direct and supervise (where appropriate) special investigations into any matters that raise questions about the accuracy of the Company's financial statements or the adequacy of the internal accounting controls.

  The Company's Compensation Committee currently consists of Jean A. Mori and Parker H. Petit. During 1998, the Compensation Committee met two times. The Compensation Committee is empowered to (i) approve compensation levels and increases for each executive officer who also serves as a member of the Board of Directors and for any officer or employee having an annual base salary greater than $90,000, (ii) approve all incentive payments in excess of $5,000 per year and (iii) undertake the administration, at the direction of the Board, of employee benefit plans.

Compensation of Directors

  During 1998, the Company's directors who were employees of the Company and its subsidiaries received no additional or special remuneration for serving as members of the Board of Directors. The compensation for each member of the Company's Board of Directors who was not also an officer or employee of the Company or its subsidiaries was set at $2,500 per quarter plus $1,000 for each meeting of the Board of Directors and $500 for each meeting of a committee of the Board of Directors that he attended. All members of the Company's Board of Directors were reimbursed for their expenses associated with attendance at formal Board meetings during 1998.

  Pursuant to the Company's 1998 Nonqualified Stock Option Plan for Non-Employee Directors (the "Directors Plan"), each member of the Board of Directors who qualifies as an Outside Director (as defined in the Directors
Plan) on December 31st of any year receives an option to purchase 2,500 shares of the Company's Common Stock. In addition, the Board may grant options on a discretionary basis under the Directors Plan to Outside Directors. The following directors are Outside Directors for purposes of the Directors Plan:
George Berry, Jean A. Mori, Parker H. Petit, Alan M. Voorhees and Ralph W. Voorhees.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

  The following Compensation Committee Report was included in the Company's proxy statement for the 1998 Annual Meeting of Shareholders held on May 21, 1998. The Compensation Committee of the Board of Directors has not yet prepared a report on executive compensation for purposes of a subsequent annual meeting proxy statement.

Compensation Committee Report on Executive Compensation

  The Company's compensation policies applicable to its executive officers are established and administered by the Compensation Committee (the "Committee") of the Company's Board of Directors, the current members of which are non-employee directors of the Company. The compensation policies adopted by the Committee are designed to enhance the overall strength and financial performance of the Company, both by aligning the financial interests of the Company's executive officers with those of its shareholders and by retaining and rewarding talented executives who are critical to the long-term success of the Company's business. A significant portion of the executive compensation is directly related to the financial results of the Company, although individual contributions and accomplishments are also considered in the determination of compensation.

                                 Schedule I--9

  The Company's executive compensation program as administered by the Committee consists primarily of (i) annual cash compensation, the components of which are base salary and an annual variable cash incentive ("bonus"), and
(ii) long-term equity-based incentive compensation, formerly consisting of stock appreciation rights ("SARs") and now consisting of stock options. In addition, a retirement program consisting of an investment savings plan, a deferred executive compensation plan and a supplemental executive retirement plan is provided.

  Each of these compensation elements for the Company's executive officers is discussed below, with the compensation of the Company's Chairman of the Board and Chief Executive Officer, George F. Pickett, and the Company's President, John W. Beiser (Messrs. Pickett and Beiser, collectively, the "Senior Executive Officers"), set forth separately under the caption "Senior Executive Officer Compensation."

  For clarification purposes, references in the Compensation Committee Report to executive compensation policies and practices of the Compensation Committee and management shall mean ASA's Compensation Committee and management thereafter.

  Base Salaries. The base salaries of Company executives and proposed changes in salaries are reviewed and approved annually by the Committee. In determining base salaries, the Committee considers, among other factors, the Company's financial performance in the prior year, the individual's contributions toward the achievement of corporate goals and objectives, the individual's job level and experience and current salary compared to market rates. The Committee bases its decisions on management recommendations for officers and key employees other than the Senior Executive Officers.

  Annual Incentive Compensation. A second major component of executive compensation is annual incentive compensation which is paid in the form of cash bonuses. Bonus payments to officers and employees of the Company other than the Senior Executive Officers are based upon management's recommendations to the Committee. Maximum bonus award levels are based on factors similar to those used in determining base salary.

  Long-Term Incentive Compensation. Equity-based incentives are designed to link a portion of executive compensation to increases in shareholder value. Prior to May 1997, the Company's long-term incentive compensation consisted of SARs granted pursuant to the Company's Stock Appreciation Rights Plan (the "SAR Plan"). The methodology and assumptions used by the Committee in calculating SAR awards to officers and key employees in 1997 and in previous years were intended to produce, upon the exercise of the SAR award one year from the date of its grant, an amount equivalent to approximately 50% of the base pay for the Senior Executive Officers and 35% of the base pay for other grantees. In May 1997, upon recommendation by the Committee and adoption by the Board, the Company's shareholders approved the ASA Holdings, Inc. 1997 Nonqualified Stock Option Plan (the "Stock Option Plan") to replace the SAR Plan. See "Stock Option/SAR Grants and Related Information" herein regarding the exchange of all outstanding SARs for replacement options.

  Other Deferred Compensation Arrangements. The Company has the following deferred compensation plans which are available to some or all of the Company's named executive officers: an Investment Savings Plan (the "Savings Plan"), an Executive Deferred Compensation Plan (the "Deferred Compensation Plan"), and a Supplemental Executive Retirement Plan (the "SERP"). Both executive and non-executive employees are eligible to participate in the Savings Plan, a 401(k) plan, subject to certain legal limitations on contributions or benefits to highly compensated employees. Under the Deferred Compensation Plan, which provides for tax deferred contributions by participating employers (the Company and ASA) that exceed the contribution levels permitted under the Savings Plan, the participating employers allocate to each participant's account a specified percentage of his base salary for the year (15% for the Senior Executive Officer and 10% for the other key executive employee participants). The amount of the benefit for a participant other than the Senior Executive Officers is equal to the participant's vested interest in the accrued benefit percentage of the contributions and earnings allocated to his account. The Senior Executive Officers have a 100% accrued benefit percentage under the Deferred Compensation Plan. The SERP is a nonqualified plan which provides individually tailored supplemental retirement income for key executive employees selected by the Company. Currently the Senior

                                Schedule I--10

Executive Officers are the only SERP participants. As of the date of this proxy statement, the benefits payable to each of the Senior Executive Officers would be $168,540 annually reduced by the applicable amounts of their benefits under the Savings Plan, the Deferred Compensation Plan and Social Security.

  Senior Executive Officer Compensation. The salary levels and cash incentive bonuses for the Company's Senior Executive Officers are determined annually by the Committee. Historically, salary increases for the Senior Executive Officers have been commensurate with the percentage increase given to the other officers and key employees. The 1997 base salaries of the Senior Executive Officers represented a 4.5% increase over their 1996 base salaries. For 1998, the Committee has approved a 4.0% increase over the 1997 base salaries.

  The Committee's bonus arrangements for the Senior Executive Officers for 1997 reflected a continuation of its policy of providing for an annual bonus to each Senior Executive Officer of up to 50% of his base salary for the year, with the exact amount of bonus earned to be determined at year end by the Committee. The Committee approved 1997 bonuses for each of Messrs. Pickett and Beiser in the amount of 40% of their respective base salaries. The Committee determines the bonus earned based on the Company's satisfaction of specified performance-based criteria, such as the Company's maintenance of certain levels of completion factor and schedule reliability, non-fuel related ASM cost and passenger/service satisfaction indicators, as well as the individual's contributions with respect to developing and implementing long-term business strategies and development of the Company's senior management structure. No specific weight is assigned to the various bonus factors for purposes of calculation of the bonus earned.

  Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for compensation of more than $1 million paid in any year (not including amounts deferred) to a corporation's chief executive officer and the four other most highly compensated executive officers, unless certain requirements are met. To the extent that compensation is "performance-based," as defined by the Code, it is excluded from the calculation of the amount of deductible compensation. The Company believes that the Stock Option Plan qualifies as such a performance-based compensation plan that is not subject to the Section 162(m) limitations, and that all compensation paid in 1997 will be deductible under Section 162(m). In the future, the Committee intends to try to structure compensation plans to ensure deductibility while still preserving the Company's ability to attract and retain qualified executives.

Significant Events Impacting Executive Compensation Since Issuance of the 1998 Compensation Committee Report

  While, as indicated above, the Committee has not yet prepared its 1999 report on executive compensation, following is a description of significant events impacting executive compensation that will be contained in the 1999 report.

  Long Term Incentive Compensation. On February 15, 1999, the Board adopted an amendment to the Stock Option Plan to provide that all options granted thereunder will become fully vested and immediately exercisable upon the occurrence of a "Change in Control." "Change in Control" is defined as set forth in the amendment and conforms to the definition set forth in the Special Severance Plan described below.

  Special Severance Plan. On February 15, 1999, the Board adopted the ASA Holdings, Inc. Special Severance Plan (the "Severance Plan"). Generally, the Severance Plan provides that if the Company terminates the employment of an eligible executive (includes eight senior officers other than Messrs. Pickett and Beiser) without "Cause" or the executive terminates for "Good Reason" within two years of a "Change in Control," the executive will be able to receive an amount in cash equal to either 18 or 24 months of the executive's highest annual rate of base salary in effect during the twelve-month period immediately prior to termination, subject to a reduction, if necessary, if the payments thereunder would be treated as "excess parachute payments" under
Section 280G of the Code. In addition, the executive also receives continued coverage under the Company's medical, dental and life insurance plans for the same number of months. In the event the executive cannot

                                Schedule I--11
continue to participate in such plans, the Company will otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted. "Cause," "Good Reason" and "Change in Control" are defined as set forth in the Severance Plan.

  Retention Agreements. The Company entered into retention agreements (each a "Form of Retention Agreement") with each of Ronald V. Sapp and Edward J. Paquette dated February 15, 1999. Mr. Sapp's Form of Retention Agreement provides that if he is still employed with the Company on the six month anniversary of the closing of the Offer, he will receive a lump sum amount equal to his annual base salary payable for the 1999 calendar year as of the date of the Form of Retention Agreement. Mr. Paquette's Form of Retention Agreement provides that if he is still employed with the Company on the six month anniversary of the closing of the Offer, he will receive a lump sum amount equal to his annual base salary payable for the 1999 calendar year as of the date of the Form of Retention Agreement. Each Form of Retention Agreement also provides that Messrs. Sapp and Paquette will each receive such amount if the Company terminates their respective employment without "Cause" or if they terminate for "Good Reason" prior to the six month anniversary of the closing of the Offer. "Cause" and "Good Reason" are defined as set forth in the Form of Retention Agreements.

  Other Deferred Compensation Arrangements. On February 15, 1999, the Board also adopted amendments to the Executive Deferred Compensation Plan and the SERP to amend the definition of "Change in Control" generally to conform to the definition contained in the Severance Plan.

  Memorandum Agreements with Messrs. Pickett and Beiser. On February 15, 1999, the Company and Messrs. George F. Pickett and John W. Beiser (each an "Executive") agreed pursuant to certain memorandum agreements (each a "Memorandum Agreement") with the Company to negotiate in good faith to enter into formal written employment and consulting agreements incorporating the terms described below, with the intention that such employment and consulting agreements will be executed prior to the Closing.

  Pursuant to the terms of the Memorandum Agreements, Mr. Pickett is to serve as Chief Executive Officer of the Company and Mr. Beiser is to serve as President and Secretary of the Company from February 15, 1999 until the Effective Time or such shorter period as provided by Employment and Consulting Agreements (the "Employment Term") and each is to serve as a non-employee consultant of the Company from the Effective Time until the 180th day following the Effective Time or such shorter period as provided by the Employment and Consulting Agreements (the "Consulting Term"). During the Employment Term and the Consulting Term, the Company is to pay Messrs. Pickett and Beiser base salaries at the rate in effect as of February 15, 1999 and each is to continue to earn an annual bonus entitlement equal to 40% of his respective base salary on the same terms that currently apply to such officer under the Company's annual bonus plan. As of the 180th day following the Effective Time, the Company shall pay to Mr. Pickett and to Mr. Beiser a lump sum payment of $427,267 and $416,896, respectively, (provided, however, that such payment is subject to a reduction, if necessary, if it would be treated as an "excess parachute payment" under Section 280G of the Code) as consideration for each officer's agreement to render services and honor the non-competition covenant in the Memorandum Agreements. Pursuant to terms of the Memorandum Agreements, from February 15, 1999 until the second anniversary of the Effective Time, neither Mr. Pickett nor Mr. Beiser may (i) directly or indirectly provide management or executive services to any person or entity operating a commuter airline using planes with a capacity of less than 70 seats in an market in which the Company currently operates or (ii) solicit or hire any employee of the Company to perform a service on behalf of a competitor similar to any service performed by such employee on behalf of the Company. If the Executive's employment or consulting services are terminated without Cause or because of death or disability during the Employment Term or Consulting Term, the Executive will receive accrued salary, a prorata bonus and the Special Payment. "Cause" and "Special Payment" are defined as set forth in the Memorandum Agreements.

Stock Price Performance Graph

  The following graph compares the five-year cumulative total shareholder return on ASA's and the Company's Common Stock with the comparable cumulative total returns of the Nasdaq Stock Market (U.S. and

                                Schedule I--12

Foreign) Index and the Media General Airline Index comprised of the companies listed below. The graph assumes that the value of the investment in the Common Stock and each index was $100 on December 31, 1992, and that all dividends were reinvested. The stock price performance shown on the graph is not necessarily indicative of future price performance.

  The current composition of the Media General Airline index is as follows:
Air Canada (Class A); Air Methods CP; Airlease LTD; Airnet Systems, Inc.; Airtran Holdings, Inc.; Alaska Air Group Inc.; America West Holdings CP; AMR Corporation; Amtran Inc.; ASA Holdings, Inc.; Atlantic Coast Airlines; Baltic International USA Inc.; British Airways PLC ADR; CCAir Inc.; CHC Helicopter CP (Class A); China Eastern Airlines; China Southern Airlines Co.; Comair Holdings Inc.; Continental Airlines (Class A & B); Delta Air Lines Inc.; Frontier Airlines Inc.; Great Lakes Aviation LTD; Hawaiian Airlines Inc.; Japan Airlines LTD; KLM Royal Dutch Airlines; Linea Aerea Nacional CH; Mesa Air Group Inc. (NEV); Mesaba Holdings Inc.; Midwest Airlines; Midwest Express Holdings; Northwest Airlines (Class A); Offshore Logistics Inc.; Pan Am Corp; Petroleum Helicopter NV; Petroleum Helicopter VTG; PS Group Holdings Inc.; Reno Air Inc.; Ryanair Holdings; and Skywest Inc.

                     COMPARISON OF TOTAL CUMULATIVE RETURN
                         AMONG ASA/ASA HOLDINGS, INC.,
                          MEDIA GENERAL AIRLINE INDEX
                         AND NASDAQ STOCK MARKET INDEX




                           [LINE GRAPH APPEARS HERE]


                                Schedule I--13

                  INDEXED RETURNS OF INITIAL $100 INVESTMENT

                         12/31/92 12/31/93 12/23/94 12/31/95 12/31/96 12/31/97
                         -------- -------- -------- -------- -------- --------
ASA/ASA Holdings Common
 Stock.................. $100.00  $158.01  $ 72.47  $102.00  $105.41  $139.11
Media General Airline
 Index.................. $100.00  $122.93  $117.84  $151.79  $156.95  $193.57
Nasdaq Stock Market In-
 dex.................... $100.00  $119.95  $125.94  $163.35  $202.99  $248.30

                     COMPARATIVE ANNUAL RETURN PERCENTAGE

                         12/31/92 12/31/93 12/23/94  12/31/95 12/31/96 12/31/97
                         -------- -------- --------  -------- -------- --------
ASA/ASA Holdings Common
 Stock..................   N/A     58.01%  (54.14%)   40.75%    3.34%   31.97%
Media General Airline
 Index..................   N/A     22.93%   (4.14%)   28.81%    3.40%   23.33%
Nasdaq Stock Market In-
 dex....................   N/A     19.95%    4.99%    29.70%   24.27%   22.32%

Compensation Committee Interlocks and Insider Participation

  The members of the Compensation Committee at the end of 1998 were Messrs. Mori and Petit. No member of the Compensation Committee was also an officer or employee of the Company during fiscal 1998.

Summary of Cash and Certain Other Compensation

  The following table sets forth certain information concerning the compensation of the Company's Chief Executive Officer and each of the three other executive officers of the Company serving as of December 31, 1998 whose total salary and bonus for 1998 exceeded $100,000 (these four individuals are referred to collectively as the "named executive officers"). The table reflects all compensation received by each such executive officer for services rendered in all capacities to the Company and its subsidiaries that was paid or accrued during the fiscal years ended December 31, 1998, 1997 and 1996.

                          SUMMARY COMPENSATION TABLE

                                                                           Long-term
                                                                          Compensation
                                          Annual Compensation                Awards
                                 ------------------------------------- ------------------
                                                                           Securities
Name and                  Fiscal                       Other Annual        Underlying        All Other
Principal Position         Year  Salary($) Bonus($) Compensation(#)(1) Options/SARs(#)(2) Compensation($)
------------------        ------ --------- -------- ------------------ ------------------ ---------------
George F. Pickett ......   1998  $294,540  $118,000       $1,290             94,300           $44,181(3)
 Chairman of the Board
 and                       1997   283,200   113,000        1,473            132,900            42,480(3)
 Chief Executive Officer   1996   271,020   108,000       13,278                               40,653(3)

John W. Beiser .........   1998   287,520   115,000        1,260             92,000            43,128(4)
 President and Secretary   1997   276,480   111,000        1,650            129,700            41,472(4)
                           1996   264,600   106,000        2,617                               39,690(4)

Ronald V. Sapp .........   1998   165,800    65,000          --              37,100            23,255(5)
 Senior Vice President--   1997   127,800    51,000          --              42,000            17,230(5)
 Finance and               1996   116,160    50,000          --                                15,116(5)
 Chief Financial Officer

Edward J. Paquette(6) ..   1998   165,800    65,000          --              37,100            18,072(7)
 Senior Vice President--   1997   155,000    62,000          --              53,600            10,810(7)
 Operations of ASA

--------
(1) At the end of fiscal 1995, ASA's Compensation Committee authorized ASA to pay to each of Messrs. Pickett and Beiser annually reimbursements to cover Medicare tax liability with respect to the vested portion of his respective interest in the SERP. Mr. Pickett and Mr. Beiser received such reimbursements in 1996,

                                Schedule I--14

   1997 and 1998. Such reimbursements were disclosed as additional salary in the Summary Compensation Table in prior years.
(2) Reflects shares underlying SARs granted in the respective year, all of which were canceled on May 21, 1997 and replaced on a one-for-one basis by stock options with the same basic terms as the outstanding SARs. See "Stock Option/SAR Grants and Related Information."
(3) Includes contributions by the Company (or ASA as applicable) of $44,181, $42,480 and $40,653 to the Deferred Compensation Plan in 1998, 1997 and 1996, respectively.
(4) Includes contributions by the Company (or ASA as applicable) of $43,128, $41,472 and $39,690 to the Deferred Compensation Plan in 1998, 1997 and 1996, respectively.
(5) Includes contributions by the Company (or ASA as applicable) of $16,580, $12,780 and $11,616 to the Deferred Compensation Plan, and $6,675, $4,450 and $3,500 by ASA to the Savings Plan in 1998, 1997 and 1996, respectively.
(6) Mr. Paquette was named as Senior Vice President--Operations of ASA on April 21, 1997. The Company's Board of Directors designated Mr. Paquette as an "executive officer" of the Company on May 21, 1997 because he performs policy-making functions for the Company.
(7) Includes contributions by ASA of $16,580 and $10,810 to the Deferred Compensation Plan in 1998 and 1997, respectively; and a contribution by ASA of $1,492 to the Savings Plan in 1998.

Stock Option Grants and Related Information

  The following table sets forth information concerning all options granted in 1998 to the named executive officers. No other options were granted to the named executive officers in 1998.

                                                                    Potential Realizable
                                                                      Value at Assumed
                                                                    Annual Rates of Stock
                                                                   Price Appreciation for
                          Option Grants in 1998 Individual Grants        Option Term
                         ----------------------------------------- -----------------------
                         Number of
                         Securities % of Total
                         Underlying   Option   Exercise
                          Options   Granted to or Base
                          Granted   Employees   Price   Expiration
 Name                      (#)(7)    in 1998    ($/sh)     Date        5%          10%
 ----                    ---------- ---------- -------- ---------- ----------- -----------
George F. Pickett.......   94,300      22.8%   $40.625   2/11/03   $ 1,058,518 $ 2,339,112
John W. Beiser..........   92,000      22.2%   $40.625   2/11/03   $ 1,032,700 $ 2,282,060
Ronald V. Sapp..........   37,100       9.0%   $40.625   2/11/03   $   416,448 $   920,266
Edward J. Paquette......   37,100       9.0%   $40.625   2/11/03   $   416,448 $   920,266

--------
(1) The options granted become exercisable in two equal annual installments beginning on the first anniversary of the date of grant. The exercisability of options may be accelerated upon the optionee's retirement with consent of the Company, death or material disability. In addition, options become fully vested and immediately exercisable on the occurrence of a "Change in Control" as defined in the amendment to the Stock Option Plan adopted by the Board on February 15, 1999. The exercise price may be paid with the delivery of already-owned shares or through a broker-assisted exercise.

                                Schedule I--15

  The following table sets forth information with respect to the named executive officers concerning the exercise of options during the last fiscal year and unexercised options held as of the end of the fiscal year.

                      AGGREGATE OPTION EXERCISES IN LAST
                 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                 Number of Securities      Value of Unexercised
                                                Underlying Unexercised         In-the-Money
                           Shares                     Options At             Options At Fiscal
                         Acquired on   Value      Fiscal Year-end (#)         Year-end ($)(1)
                          Exercised  Realized  ------------------------- -------------------------
          Name               (#)        ($)    Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- --------- ----------- ------------- ----------- -------------
George F. Pickett.......       --          --    341,800      94,300      2,822,574         --
John W. Beiser..........   204,000   3,657,731   129,700      92,000      1,053,813         --
Ronald V. Sapp..........    38,800     887,675    65,400      37,100        341,250         --
Edward J. Paquette......    26,800     489,250       --       63,900            --      247,900

--------
(1) The fair market value of the Common Stock at the close of business on December 31, 1998, was $30.50 per share based on the closing price per share as quoted on the Nasdaq National Market.

Supplemental Executive Retirement Plan

  The Company maintains a Supplemental Executive Retirement Plan ("SERP") to provide certain of its key executives with supplemental retirement income. Currently, Messr. Pickett and Beiser are the only SERP participants. Under the SERP, after reaching age 55 and after retiring or terminating employment with the Company and its subsidiaries, participants will be entitled to annual benefits, paid on a monthly basis, of $150,000 offset by (i) 50% of the participant's annual Social Security benefits projected as of the last day of the calendar month of the participant's actual date of retirement or termination of employment; (ii) the actuarial equivalent, expressed as an annual benefit for the life of the participant, of 100% of the vested amount in the participant's Employer Matching Account under the Savings Plan as of the last day of the calendar month containing the participant's actual date of retirement or termination; and (iii) the actuarial equivalent, expressed as an annual benefit for the life of the participant, of 100% of the participant's vested benefits under the Deferred Compensation Plan as of the last day of the calendar month containing the participant's actual date of retirement or termination of employment. For each year that the participant continues to be employed by the Company and its subsidiaries after reaching age 55 and until the attainment of age 65, the base amount of his benefits under the SERP is increased by an additional 6%. As of the date of this proxy statement, the benefits payable to Mr. Pickett would be $168,540 annually and to Mr. Beiser would be $178,652 annually, reduced by the applicable amounts of their benefits under the Savings Plan, the Deferred Compensation Plan and Social Security. On February 15, 1999, Messrs. Pickett and Beiser each signed a memorandum agreement with attached term sheet ("Memorandum Agreement") agreeing to negotiate in good faith to enter into formal written employment and consulting agreements incorporating the terms set forth on the term sheet. Under the terms of the Memorandum Agreements, Messrs. Pickett and Beiser each agreed to waive payment of benefits under the SERP.

Employment Contracts, Termination of Employment and Change-In-Control
Arrangements

  Except as described below, during 1998 none of the named executive officers had an employment contract with the Company, ASA or ASA Investments. In 1990, ASA entered into Founding Officer Agreements with each of Messrs. Pickett and Beiser, pursuant to which severance compensation will be paid to each such officer if his employment terminates within two (2) years after a "change in control." In connection with the Reorganization, the Company assumed ASA's obligations under the Founding Officer Agreements and the agreements were amended and restated to apply to a change in control with respect to the Company (the "Amended and Restated Founding Officer Agreements"). The Amended and Restated Founding Officer

                                Schedule I--16

Agreements were further amended by the Board on February 15, 1999 to generally conform the definition of "Change in Control" to the definition set forth in the Severance Plan. The severance compensation will generally equal two times the officer's accrued compensation for the preceding 12 months.

  On February 15, 1999, the Company and Messrs. George F. Pickett and John W. Beiser (each an "Executive") agreed pursuant to certain memorandum agreements (each a "Memorandum Agreement") with the Company to negotiate in good faith to enter into formal written employment and consulting agreements incorporating the terms described below, with the intention that such employment and consulting agreements will be executed prior to the Closing.

  Pursuant to the terms of the Memorandum Agreements, Mr. Pickett is to serve as Chief Executive Officer of the Company and Mr. Beiser is to serve as President and Secretary of the Company from February 15, 1999 until the Effective Time or such shorter period as provided by Employment and Consulting Agreements (the "Employment Term") and each is to serve as a non-employee consultant of the Company from the Effective Time until the 180th day following the Effective Time or such shorter period as provided by the Employment and Consulting Agreements (the "Consulting Term"). During the Employment Term and the Consulting Term, the Company is to pay Messrs. Pickett and Beiser base salaries at the rate in effect as of February 15, 1999 and each is to continue to earn an annual bonus entitlement equal to 40% of his respective base salary on the same terms that currently apply to such officer under the Company's annual bonus plan. As of the 180th day following the Effective Time, the Company shall pay to Mr. Pickett and to Mr. Beiser a lump sum payment of $427,267 and $416,896, respectively, (provided, however, that such payment is subject to a reduction, if necessary, if it would be treated as an "excess parachute payment" under Section 280G of the Code) as consideration for each officer's agreement to render services and honor the non-competition covenant in the Memorandum Agreements. Pursuant to terms of the Memorandum Agreements, from February 15, 1999 until the second anniversary of the Effective Time, neither Mr. Pickett nor Mr. Beiser may (i) directly or indirectly provide management or executive services to any person or entity operating a commuter airline using planes with a capacity of less than 70 seats in any market in which the Company currently operates or (ii) solicit or hire any employee of the Company to perform a service on behalf of a competitor similar to any service performed by such employee on behalf of the Company. If the Executive's employment or consulting services are terminated without Cause or because of death or disability during the Employment Term or Consulting Term, the Executive will receive accrued salary, a prorata bonus and the Special Payment. "Cause" and "Special Payment" are defined as set forth in the Memorandum Agreements.

  As described above, on February 15, 1999, the Board adopted the Severance Plan. Generally, the Severance Plan provides that if the Company terminates the employment of an eligible executive (includes eight senior officers other than Messrs. Pickett and Beiser) without "Cause" or the executive terminates for "Good Reason" within two years of a "Change in Control," the executive will be able to receive an amount in cash equal to either 18 or 24 months of the executive's highest annual rate of base salary in effect during the twelve-month period immediately prior to termination, subject to a reduction, if necessary, if the payments thereunder would be treated as "excess parachute payments" under Section 280G of the Code. In addition, the executive also receives continued coverage under the Company's medical, dental and life insurance plans for the same number of months. In the event the executive cannot continue to participate in such plans, the Company will otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted. "Cause," "Good Reason" and "Change in Control" are defined as set forth in the Severance Plan.

  The Company entered into retention agreements (each a "Form of Retention Agreement") with each of Ronald V. Sapp and Edward J. Paquette dated February 15, 1999. Mr. Sapp's Form of Retention Agreement provides that if he is still employed with the Company on the six-month anniversary of the closing of the Offer, he will receive a lump sum amount equal to his annual base salary payable for the 1999 calendar year as of the date of the Form of Retention Agreement. Mr. Paquette's Form of Retention Agreement provides that if he is still employed with the Company on the six-month anniversary of the closing of the Offer, he will receive a lump sum amount equal to his annual base salary payable for the 1999 calendar year as of the date of the Form

                                Schedule I--17
of Retention Agreement. Each Form of Retention Agreement also provides that Messrs. Sapp and Paquette will each receive such amount if the Company terminates their respective employment without "Cause" or if they terminate for "Good Reason" prior to the six-month anniversary of the closing of the Offer. "Cause" and "Good Reason" are defined as set forth in the Form of Retention Agreements.

Certain Relationships and Related Transactions

  Since 1984, ASA has operated from the Atlanta and Dallas/Fort Worth hubs as a "Delta Connection" carrier pursuant to a marketing agreement with Delta. ASA leases reservation equipment and certain terminal facilities from Delta and Delta provides certain services to ASA, including reservation and ground handling services at certain stations. Expenses paid under the joint marketing agreement during the 1998 fiscal year were approximately $11,812,000. In addition, at December 31, 1998, Delta owed ASA approximately $225,000 for various services performed by ASA for Delta and ASA owed Delta approximately $2,068,000 for various services performed by Delta for ASA, as described above. During 1998, approximately 80% of ASA's passengers connected with or from Delta flights at ASA's Atlanta, Georgia and Dallas/Forth Worth, Texas hubs. As of February 18, 1999, Delta (through its wholly owned subsidiary Delta Air Lines Holdings, Inc.) beneficially owned approximately 28.0% of the Company's outstanding Common Stock. See "Security Ownership of Certain Beneficial Holders."

                                Schedule I--18

                                                                    SCHEDULE II

                                                              February 15, 1999

Board of Directors
ASA Holding, Inc.
100 Hartsfield Centre Parkway
Suite 800
Atlanta, GA 30354-1356

Members of the Board

  We understand that ASA Holdings, Inc. ("ASA" or the "Company"), Delta Air Lines, Inc. ("Delta") and Delta Sub, Inc., a wholly owned subsidiary of Delta ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger dated as of February 15, 1999 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.10 per share, of ASA (the "Common Stock") for $34.00 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into ASA. Pursuant to the Merger, ASA will become a wholly owned subsidiary of Delta and each outstanding share of Common Stock of ASA, other than shares held in treasury or held by Delta or any subsidiary of Delta or as to which dissenters' rights have been perfected, will be converted into the right to receive $34.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Delta and its affiliates).

  For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of the Company;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    (iii) analyzed certain financial projections prepared by the management of the Company;

    (iv) discussed the past and current operations and financial condition and the prospects of the Company, including the Company's expected future relationship with Delta, with senior executives of the Company;

    (v) reviewed the reported prices and trading activity for the Common
  Stock;

    (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

    (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (viii) participated in discussions and negotiations among representatives of the Company and Delta and their financial and legal advisors;

    (ix) reviewed the Merger Agreement and certain related documents;

    (x) performed such other analyses and considered such other factors as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have assumed that the Tender Offer and the Merger will be consummated on the terms set forth in the Merger Agreement. We have not made any

                                Schedule II--1
independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party, nor did we have discussions with any party other than Delta with respect to the acquisition of the Company or any of its assets.

  We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In addition, Morgan Stanley provides no advice or recommendation as to whether or not holders of shares of Common Stock should participate in the Tender Offer. In the past, Morgan Stanley has provided financial advisory and financing services for Delta and has received fees for the rendering of these services.

  Based on the foregoing we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Delta and its affiliates).

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED


                                Schedule II--2

                                 EXHIBIT INDEX

 Exhibit  1 --Excerpts from the Company's Proxy Statement for the Annual
             Meeting of Shareholders held on May 21, 1998.

 Exhibit  2 --Offer to Purchase dated February 22, 1999 and related Letter of
             Transmittal.+

 Exhibit  3 --Letter of Transmittal.+

 Exhibit  4 --Agreement and Plan of Merger, dated as of February 15, 1999, among ASA Holdings, Inc., Delta Air Lines, Inc. and Delta Sub,
             Inc.

 Exhibit  5 --Letter to Shareholders of the Company, dated February 22, 1999.*

 Exhibit  6 --Delta Connection Agreement between Delta Air Lines, Inc. and
             Atlantic Southeast Airlines, Inc., dated as of July 1, 1986, and amended as of December 17, 1987, July 1, 1988, March 4, 1992, and
             August 1, 1994.

 Exhibit  7 --Memorandum Agreement (with respect to employment and consulting), dated as of February 15, 1999, among George F. Pickett, ASA
             Holdings, Inc. and Delta Air Lines, Inc.

 Exhibit  8 --Memorandum Agreement (with respect to employment and consulting), dated as of February 15, 1999, among John W. Beiser, ASA Holdings,
             Inc. and Delta Air Lines, Inc.

 Exhibit  9 --The Company's Special Severance Plan.

 Exhibit 10 --Form of Retention Agreement between the Company and Ronald V.
             Sapp dated as of February 15, 1999.

 Exhibit 11 --Form of Retention Agreement between the Company and Edward J.
             Paquette dated as of February 15, 1999.

 Exhibit 12 --Company 1997 Nonqualified Stock Option Plan and amendment thereto.

 Exhibit 13 --Second Restatement and Amendment By the Entirety of and Third
             Amendment to the Atlantic Southeast Airlines, Inc. Executive
             Deferred Compensation (Retirement) Plan.

 Exhibit 14 --Stock Agreement among Delta Air Lines, Inc., Atlantic Southeast
             Airlines, Inc. and the Company dated as of March 17, 1997.

 Exhibit 15 --Form of Indemnity Agreement of Executive Officer.

 Exhibit 16 --Form of Indemnity Agreement of Director.

 Exhibit 17 --Amended and Restated Founding Officer Agreement among George F.
             Pickett, Atlantic Southeast Airlines, Inc. and the Company dated as of April 16, 1997 and amended as of February 15, 1999.

 Exhibit 18 --Amended and Restated Founding Officer Agreement among John W.
             Beiser, Atlantic Southeast Airlines, Inc. and the Company dated as of April 16, 1997 and amended as of February 15, 1999.

 Exhibit 19 --Confidentiality Agreement between Delta and the Company dated as of February 9, 1999.

 Exhibit 20 --Second Amendment to the Company's Supplemental Executive
             Retirement Plan.

--------
* Included in copies mailed to shareholders of the Company.
+ Filed as an exhibit to Delta Sub, Inc.'s Tender Offer Statement on Schedule
  14D-1 dated February 22, 1999 and incorporated herein by reference.

                                       1